AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                                 ON JUNE 6, 2000

                               FILE NO. 333-36864

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
         --------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                    FORM SB-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
         --------------------------------------------------------------


                         LEAPFROG SMART PRODUCTS, INC.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


COLORADO                                                84-1076959

(STATE OR OTHER         (PRIMARY STANDARD               (I.R.S. EMPLOYER
JURISDICTION OF         INDUSTRIAL CLASSIFICATION       IDENTIFICATION NO.)
INCORPORATION OR        CODE                            NUMBER)
ORGANIZATION


                        LEAPFROG SMART PRODUCTS, INC.
                        1011 Maitland Center Commons
                           Maitland, FLORIDA 32751
                                (407) 838-0400

        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
           AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MARK T. THATCHER
                     17 WEST CHEYENNE MOUNTAIN BOULEVARD
                          COLORADO SPRINGS, CO 80906

          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF AGENT FOR SERVICE)


                               WITH COPIES TO:


NADEAU & SIMMONS, P.C.         MOORE, STEPHENS & LOVELACE, P.A.
1250 TURKS HEAD BUILDING       1201 SOUTH ORLANDO AVENUE,
PROVIDENCE, RI 02903           SUITE 400
401-272-5800                   WINTER PARK, FL 53203



      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

                   As soon as practicable after approval.


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ] ____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ] _________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] _________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.


Disclosure alternative used (check one):

Alternative 1 ( )      Alternative 2(X)


          -------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
          -------------------------------------------------------------

--------------------------------------------------------------------------------
TITLE OF EACH                       PROPOSED   PROPOSED
CLASS OF                            MAXIMUM    MAXIMUM
SECURITIES TO       AMOUNT TO       OFFERING   AGGREGATE        AMOUNT OF
BE REGISTERED       BE REGISTERED   PRICE PER  OFFERING PRICE   REGIST. FEE
                                    SHARE
--------------------------------------------------------------------------------
Common Stock,       1,450,000(1)    $2.87 per  $4,161,500(1)    $1,435.00
No par value

Underlying Common   1,459,625(2)    $4.00 per  $5,838,500(2)    $2,013.28
Stock, Par Value,
$4.00, to Series
A Convertible
Preferred Stock

--------------------------------------------------------------------------------


(1) This offering registers shares previously sold. The securities will be sold at their market price on the Over-the-Counter Electronic Bulletin Board when sold. Accordingly, the registration fee has been calculated in accordance with Rule 457(c) of the Securities Act and based upon certain shares of common stock ("Leapfrog Common Stock"). The average bid price as of May 11, 2000 was $2.87.

(2) This offering registers underlying common shares yet to be converted. The securities may be re-sold at their market price on the Over-the-Counter Electronic Bulletin Board when sold. Accordingly, the registration fee has been calculated in accordance with Rule 457(c) of the Securities Act and based upon certain shares of Series A Convertible Preferred Stock ("Leapfrog Series A Preferred Stock"). The offering price of the Leapfrog Series A Preferred Stock as of May 11, 2000 was $4.00.


--------------------------------------------------------------------------------

         (THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK)

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                   Subject to Completion Dated June ___, 2000

                         LEAPFROG SMART PRODUCTS, INC.

                                2,909,625 SHARES

                                  COMMON STOCK

This Prospectus relates to up to 2,909,625 shares of common stock, no par value (the "Common Stock") of Leapfrog Smart Products, Inc. (the "Company" or "Registrant"), whose corporate address is 1011 Maitland Center Commons, Maitland, FL 32751. All of the shares (collectively the "Shares") of the Company being offered under this document are to be sold for the accounts of the selling shareholders set forth herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The Company estimates that total expenses of the offering will be approximately $_______ in connection with this offering ("Offering") of the Shares. (See "Selling Shareholders" and "Plan of Distribution").

The Company's Common Stock is quoted on the Over-the-Counter Electronic Bulletin Board stock symbol "FROG". The Company is subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act and is presently current in its filed reports with the Securities and Exchange Commission.

INVESTMENTS IN THE SECURITIES INVOLVE A HIGH DEGREE OF RISK (SEE "RISK FACTORS"). THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

Prospectus Summary ..........................................................
Risk Factors.................................................................
     Year 2000 Problems May Have an Adverse Effect
         Competition
     Potential Fluctuations in Quarterly Operating Results
     Limited Operating History
     Dependence on Third-Party Suppliers
     Patents, Trademarks and Proprietary Information
     Rapid Technological Changes
     Expansion
     Government Regulation
     Dependence on Key Personnel
     Control by Principal Shareholders, Officers and Directors
     Issuance of Preferred Stock
     Trading Market; Volatility of Stock Price
     Possible Need for Additional Financing
     Indemnification of Officers and Directors
     Dependence Upon Outside Advisors
     Rule 144 Sales
Use of Proceeds..............................................................
Dilution ....................................................................
Dividend Policy .............................................................
Business ....................................................................
Management's Discussion and Analysis of Financial Condition and
  Results of Operations .....................................................
Management ..................................................................
Certain Transactions ........................................................
Principal Shareholders ......................................................
Description of Capital Stock ................................................
Plan of Distribution ........................................................
Agreements ..................................................................
Investor Relations Arrangements .............................................
Legal Matters................................................................
Experts .....................................................................
Additional Information ......................................................
Financial Statements ........................................................F-1


                         IMPORTANT FACTORS RELATED TO
                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS
----------------------------------------------------------------------------

The statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future. All forward-looking statements included herein are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risk factors which may be listed from time to time in the Company's reports on Form 10-QSB, 10-KSB and registration statements filed under the Securities Act.

Forward-looking statements encompass the (i) expectation that the Company can secure additional capital, (ii) continued expansion of the Company's operations through joint ventures and acquisitions, (iii) success of existing and new marketing initiatives undertaken by the Company, and (iv) success in controlling the cost of services provided and general administrative expenses as a percentage of revenues.

The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements were based on assumptions that the Company would continue to expand, that capital will be available to fund the Company's growth at a reasonable cost, that competitive conditions within the industry would not change materially or adversely, that demand for the Company's services would remain strong, that there would be no material adverse change in the Company's operations or business, and that changes in laws and regulations or court decisions will not adversely or significantly alter the operations of the Company. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, regulatory and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking information will prove to be accurate.

In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                                    PART I

                 NARRATIVE INFORMATION REQUIRED IN PROSPECTUS


ITEM 1.  INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF PROSPECTUS

         See front and back cover pages of this Prospectus.


ITEM 2.  SIGNIFICANT PARTIES

     (a) The Company's directors:


The directors and officers of the Company are as follows:

Name                    Title                        Age

Dale Grogan             President & Director

Randolph Tucker         CEO, Treasurer & Director

Jim Gornto              Secretary

Jim Grebey              Executive Vice President
                        & Director

Ron Breland             Director

Bob Harnett             Director

George MacKay           Director

Randall Schrader        Director

Bruce Starling          Chairman & Director

Van Staton              Director

George Stuart           Director


     (b) The Company's officers: See response to Item 2(a) above.


The officers of the Company are as follows:

Name                Title                Address

Bruce Starling      Chairman             1011 Maitland Center Commons
                                         Maitland, FL 32751

Randolph Tucker     CEO & Treasurer      1011 Maitland Center Commons
                                         Maitland, FL 32751

Dale Grogan         President            1011 Maitland Center Commons
                                         Maitland, FL 32751

Jim Grebey          Vice President       1011 Maitland Center Commons
                                         Maitland, FL 32751

Jim Gornto          Secretary            1011 Maitland Center Commons
                                         Maitland, FL 32751


     (c) The Company's general partners:  None.

     (d) Record owners of 5 percent or more of any class of the Company's equity securities (common stock): See response to
         Item 2(e) below.

     (e) Beneficial owners of 5 percent or more of any class of the Company's equity securities (common stock):



                                  COMMON STOCK

------------------------------------------------------------------------------
Name and address                     # of           % of
of beneficial owner                  shares         Class       Options(1)
------------------------------------------------------------------------------

Ron Breland                                0        0.00%       240,000
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

William Campion                      325,681        5.73%         3,971
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

Jim Grebey                             5,000        0.09%       110,000
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

Dale Grogan                          309,500        5.44%       143,574
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

Bruce Starling                       139,858        2.46%        50,000
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

Van Staton                           304,858        5.36%        50,000
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

George Stuart                        130,730        2.30%        52,307
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

George MacKay
C/O Leapfrog Smart Products, Inc.    285,500        5.02%        25,000
1011 Maitland Center Commons
Maitland, FL 32751

Robert Harnett                       139,858        2.45%        25,000
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

Randall Schrader                           0        0.00%             -
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

Randolph Tucker                      490,500        8.62%       170,052
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751

Jim Gornto                                 0        0.00%        25,000
C/O Leapfrog Smart Products, Inc.
1011 Maitland Center Commons
Maitland, FL 32751



See also the information set forth under the heading "Principal Shareholders" appearing elsewhere in this Prospectus.

     (f) Promoters of the Company: See response to Item 2(a) above.

     (g) Affiliates of the Company: See Items 2(a), (b), (d) and (f) above.

     (h) Counsel to the Company with respect to the proposed offering:

         Nadeau & Simmons, P.C.
         1250 Turks Head Building
         Providence, RI 02903

     (i) Each underwriter with respect to the proposed offering:

         Not applicable.

     (j) The underwriter's directors:

         Not applicable.

     (k) The underwriter's officers:

         Not applicable.

     (l) The underwriter's general partners:

         Not applicable.

     (m) Counsel to the underwriter:

         Not applicable.


ITEM 3.  RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN
         REGISTRATION STATEMENT

No expert named in this prospectus was paid on a contingent basis or had a material interest in the Company or any of its subsidiaries or was connected with the Company or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.


ITEM 4.  LEGAL PROCEEDINGS

Leapfrog and its subsidiary, Leapfrog Global IC Products, Inc. ("LGIC")were named in an action alleging that the companies failed to disclose certain corporate records as required by Florida Law. Leapfrog's special Florida litigation counsel has advised the company that the remedies asked for in the complaint against Leapfrog are not available because Leapfrog is a Colorado corporation. In any event, the plaintiff is seeking primarily equitable releif, and not money damages, against both Leapfrog and LGIC. As such, even if the suit was successful, it would not materially impact the financial condition of either Leapfrog or LGIC.

ITEM 5.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

As previously reported on a Current Report on Form 8-K dated March 17, 2000, LEAPFROG dismissed Thomas Leger & Company, P.A., whose address is 1235 Loop West, Suite 907, Houston, Texas. Thomas Leger & Company, P.A. was previously engaged as the principal accountant to audit the registrant's financial statements. On March 2, 2000, by unanimous consent of the board of directors of the Company, Leapfrog dismissed Thomas Leger & Company and retained
Moore Stevens & Lovelace. The following information is set forth pursuant to Reg. Sec. 229.304 of Regulation S-K of the Securities Act of 1933 (the "Act"):

         (i) Thomas Leger and Company's report on the balance sheet of Albara Corporation (now known as LEAPFROG) for only the year ended December 31, 1998 contained no adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles;

         (ii) the board of directors recommended and approved the decision to change accountants;

         (iii) From the date Albara commenced operations (January 13, 1998) until their dismissal, there have been no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure.

         (iv) The Company has requested Thomas Leger & Company, P.A., to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter was filed as Exhibit 16.1 to the Company's Form 8-K, dated March 17, 2000.

On February 25, 2000, Leapfrog hired Moore Stephens Lovelace, P.A. Certified Public Accountants, whose address is 1201 South Orlando Avenue, Suite 400 Winter Park, FL 32789-7192 as the principal accountant to audit the Company's financial statements.


ITEM 6.  DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
         SECURITIES ACT LIABILITIES

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

     (a)any breach of the director's duty of loyalty to the Company or its shareholders;

     (b)acts or omissions not in good faith or which involve gross negligence intentional misconduct or a knowing violation of law;

     (c)any unlawful distribution as set forth in the General Corporation Law of the State of Colorado; or

     (d)any transaction from which the director derived an improper personal benefit.

These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief are not eliminated.

The Company's By-laws provide for indemnification of the Company's directors to the fullest extent permitted by law. The Company's Bylaws also permit the Company, through action of the Board of Directors, to indemnify the Company's officers or employees to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                             PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                THE COMPANY

This Summary of Business describes the overall operational plan for the Company with respect to its development and operation of power plant systems.

Company Description

Leapfrog was founded in April of 1996 as a Florida corporation. The Company is dedicated to designing, developing, licensing, and marketing Smart cards, software applications and related database management systems and services.
The Smart card is a wallet-sized plastic card with a computer chip inside. The computer chip can carry a wide variety of information and make it easily accessible, while keeping the information secure. Just like Microsoft writes software to operate PCs, Leapfrog writes software to make computers called "Smart cards" work.

Leapfrog currently has 32 full-time employees, and a growing sales force. The engineering department has fourteen employees, while ten employees are associated with administrative roles. The sales and marketing team is made up of eight people. The Company expects to increase its sales and marketing team once the Company's sales and marketing plan is implemented.

In 1997 and 1998, Leapfrog began developing a technology that would serve as the foundation for commercially viable Smart card software products. That technology is designed to work with patent pending "Plug-and-Play" technology. Management believes the technology allows a client to choose any number of software options from Leapfrog's "library" of software products and have a customized product. For Leapfrog, this proprietary technology allows Leapfrog to re-use software modules over and over again without having to duplicate previous development efforts. Management believes this technology is key to Leapfrog's potential future success and potential future profitability in the software business.

In 1999, Leapfrog began developing a number of proprietary software programs for commercialization. Six commercial products, in Commercial-Off-The-Shelf form, are nearly complete. These six commercial products, called SecurePak, Smart card Commander, MDCard, SmartPoints, SmartExpo, and SmartResort, have been announced by Leapfrog.

LEAPFROG has two patents pending: ("Plug and Play Architecture", and "Biometric Identity Verification Authentication" on a Smart card).
Management believes these patents, if eventually awarded, will help to limit potential competitors and will help create an intangible asset value for the shareholders of the Company. Additionally, LEAPFROG appears to be the only software engineering firm that is qualified as a "Development Partner" with two Smart card manufacturers: Schlumberger and Giesecke & Devrient.

On December 21, 1998, LEAPFROG was awarded its Government Services Administration ("GSA") master contract number, GS-35J-0161. This process took almost one year to complete.  LEAPFROG intends to pursue GSA contracts in 2000.  Management believes the United States federal government is presently the largest potential domestic issuer of Smart cards for two reasons: (1) it has the ability to mandate change, and (2) it has the financial resources to build and upgrade infrastructure. The United States government has undertaken several initiatives to test the viability and use of Smart cards. As a result, the GSA is expected to issue a Request For Proposal for employee cards which will provide physical as well as logical access for
2,500,000 federal employees.   The contract to provide the United States
Government's Smart cards could have a substantial value over a ten-year period. Management expects this contract to be awarded to multiple vendors. LEAPFROG intends to actively pursue this contract opportunity and will likely enter into an alliance with a major government contractor to supply Smart card software integration services in connection with this GSA contract.

The Company's corporate headquarters are located at 1011 Maitland Center Commons, Maitland FL 32751. The Company's transfer agent is American Securities Transfer, Inc., 1825 Lawrence Street, Ste 444 Denver, CO 80020
(303) 298-5370.


                               THE OFFERING

The offering to which this Prospectus relates (the "Offering") consists of 2,909,625 shares of Common Stock.


                               RISK FACTORS

The securities offered hereby are speculative, involve a high degree of risk and immediate and substantial dilution, and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."

Forward-Looking Information

THIS FORM SB-1 AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY LEAPFROG SMART PRODUCTS, INC. OR ITS REPRESENTATIVES CONTAIN STATEMENTS WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FIFTEEN U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP. 1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF LEAPFROG SMART PRODUCTS, INC. AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS.

IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE SET FORTH IN THE SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS INCLUDED AS EXHIBIT 99.1 TO THIS FORM SB-1 AND ARE HEREBY INCORPORATED
HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR
REVISE FORWARD-LOOKING STATEMENTS TO REFLECT CHANGED ASSUMPTIONS, THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES TO FUTURE OPERATING RESULTS OVER TIME.

YEAR 2000 PROBLEMS MAY HAVE AN ADVERSE EFFECT ON OPERATIONS

The Company utilizes a significant number of computer software programs and operating systems across its entire organization. To the extent the Company's software applications contain source codes that were unable to appropriately interpret the calendar year 2000, some level of modification, or even possibly replacement of such applications was necessary.

The Company intends to continue its efforts to seek reassurances regarding the Year 2000 compliance of vendors, joint venture partners and content partners.

The costs incurred by the Company through December 1999 to address Year 2000 compliance were approximately $10,000.

The Company has not specifically tested software, including licensed software, shareware, and freeware, obtained from third parties, but it has sought assurances from its vendors that licensed software is Year 2000 Compliant.

The Company funded its Year 2000 plan from operating cash flows. We estimate that costs incurred through December 31, 1999 in connection with Year 2000 compliance projects have not been material.

COMPETITION

At this time, the Company is in a highly competitive market with brand name operators. The Company must rely solely on the effective and efficient promotion, operational support and sales of its services for its success. The company is engaged in a business with a high public profile and is directly competitive with manufacturers and distributors of Smart Card Systems.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Company's business and prospects must be considered along with the risks, expenses and difficulties frequently encountered by companies in their early stages of development. The risks the Company faces include, but are not limited to, an evolving and unpredictable business and industry, management of growth, the Company's ability to anticipate and adapt to a developing market and unforeseen changes and developments in the Company's strategic partners' activities and direction. To address these risks, the Company must, among other things, implement and successfully execute its business strategy, continue to develop and upgrade its technology, provide superior client service, respond to competitive developments and attract, retain and motivate qualified personnel and meet the expectations of its strategic partners. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

LIMITED OPERATING HISTORY

The Company has a limited operating history. In addition, the Company competes in emerging markets. As such, the Company may not be able to accurately predict its revenues. The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain and attract clients, (ii) the level of competition in the Smart Card industry, (iii) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (iv) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (v) governmental regulation, and (vi) general economic conditions and economic conditions specific to the Smart Card industry.

PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION

The Company may apply for United States patents related to its business. The Company also has applied for trademark protection in the United States for the name LEAPFROG SMART PRODUCTS, INC. There can be no assurance that existing or future patents or trademarks, if any, will adequately protect the Company.
Also, there can be no assurances that any patent or trademark applications will result in issued patents or trademarks. In addition, there can be no assurances that the Company's patents or trademarks will be upheld, if challenged. The Company also faces the risk that competitors will develop similar or superior methods or products outside the protection of any patent issued to the Company. Although the Company believes that its potential patent and trademarks, as well as the Company's products, do not and will not infringe patents or trademarks or violate the proprietary rights of others, it is possible that the Company's existing patent or trademark rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur. Failure to do any of the foregoing could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent or trademark infringement or proprietary rights violation action which may be brought against it. Moreover, if the Company's products infringe patents, trademarks or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company.

EXPANSION

The Company's proposed expansion will also require the company to enhance its operational and financial systems. Expansion will also require additional management, operational and financial resources. If the Company cannot make the necessary changes to its systems and resources, it is possible that the Company's results of operations and financial condition could be materially adversely affected. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. In addition, there can be no assurance of the viability of the Company's products in new geographic regions or particular local markets.

GOVERNMENT REGULATION

In running its business, the Company must comply with state laws and a wide range of other state and local rules and regulations. See "Company Business--Government Regulation." It is essential and costly to make sure the Company complies with federal, state and local regulations. The failure to comply could have a material adverse effect on the Company. If the Company were to violate any of the federal and/or state laws and regulations governing its busienss in a particular state, the Company and its affiliates could be forced to make rescission offers, pay monetary damages and/or penalties, face imprisonment and/or face injunctive proceedings.

DEPENDENCE ON KEY PERSONNEL

The Company's future success depends in large on part of the continued service of its key marketing and management personnel. The Company must also be able to continue to attract an retain qualified employees. The competition for such personnel is intense, and the loss of key employees could have a material effect on the Company's financial condition and results of operations.

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS

The Company's principal shareholders, officers and directors will beneficially own approximately 2,131,485 (35.55%) of the Company's Common Stock. As a result, the principal shareholders, officers and directors may have the ability to control the Company and direct its affairs and business. Such concentration of ownership could delay, defer or prevent a change in control of the Company. See "Principal Stockholders."

ISSUANCE OF PREFERRED STOCK MAY ADVERSELY AFFECT HOLDERS OF
COMMON STOCK OR DELAY OR PREVENT CORPORATE TAKE-OVER

The Company's Articles of Incorporation provide that the Company may, from time to time, issue preferred stock in one or more series. The Articles of Incorporation authorize the Board of Directors of the Company to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and the designation of any such shares, without any vote or action by the Company's shareholders. The Board of Directors may authorize and issue Preferred stock with voting power or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could delay, defer or prevent a change in control of the Company, because the terms of preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the preferred stock.

TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

There has been little public market for the Company's common stock. There can be no assurance that an active trading market will develop or be sustained. At a future date, provided a public market for the stock does develop, the market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products and/or services by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights and general market conditions. In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

POSSIBLE NEED FOR ADDITIONAL FINANCING

The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital. The Company will not investigate these issues until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source. Also, if additional capital is available, there can be no assurance that additional capital can be obtained on terms acceptable to the Company. If additional is not available, the Company's operations will be limited to those that can be financed with its modest capital.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

DEPENDENCE UPON OUTSIDE ADVISORS

To supplement the business experience of its officers and directors, the Company may be required to employ consultants or advisors. It is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.

RULE 144 SALES

Certain of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.

As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there will be no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of the Company's intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.


DISCLOSURE RELATING TO LOW-PRICED STOCKS

As long as the trading price of the Common Stock is less than US$5.00 per share, trading in the Common Stock in the US secondary market is subject to certain rules promulgated under the Securities Exchange Act of 1934, which rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-NASDAQ equity security that has a market price of less than US$5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale.

The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of stockholders to sell the Common Stock in the US secondary market.


                              USE OF PROCEEDS

The Company will not realize any of the proceeds of this Offering.

                              CAPITALIZATION

The following is the capitalization of the Company as of May 10, 2000.

                                                 AMOUNT TO BE
                       AMOUNT      AMOUNT        OUTSTAND. UPON
TITLE OF CLASS         AUTHORIZ.   OUTSTAND.     ISSUANCE OF ALL SHARES
--------------------------------------------------------------------------------

Common Stock
No par value            30,000,000  8,906,120     8,906,120

Preferred Stock         10,000,000  0             1,459,625


                        MARKET FOR COMMON EQUITY AND
                        RELATED STOCKHOLDER MATTERS

During the 1998 and 1999 fiscal years, the Company's Common Stock traded on the over-the-counter market and was quoted in the National Quotation Bureau, Inc.'s "Pink Sheets" and the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board". The range of high and low bid quotations for the Common Stock for the two most recently completed fiscal years is provided below. The volume of trading in the Company's Common Stock has been limited and the bid prices as reported may not be indicative of the value of the Common Stock or of the existence of an active trading market. These over-the-counter market quotations reflect inter-dealer prices without retail markup, markdown or commissions and may not necessarily represent actual transactions.

1998 Fiscal Year          High Bid      Low Bid

First Quarter              $ 0.01       $ 0.01
Second Quarter             $ 0.01       $ 0.01
Third Quarter              $ 0.01       $ 0.01
Fourth Quarter             $ 0.05       $ 0.04

1999 Fiscal Year          High Bid      Low Bid

First Quarter              $ 0.09       $ 0.04
Second Quarter             $ 0.09       $ 0.01
Third Quarter              $ 0.43       $ 0.01
Fourth Quarter             $ 0.50       $ 0.34

2000 Fiscal Year          High Bid      Low Bid

First Quarter              $ 9.00       $ 5.88

On March 31, 2000, the reported bid for the Company's Common Stock was $5.875.

The Company has never paid dividends with respect to the Common Stock and currently does not have any plans to pay cash dividends in the future. There are no contractual restrictions on the Company's present or future ability to pay dividends. Future dividend policy is subject to the discretion of the Board of Directors and is dependent upon a number of factors, including future earnings, capital requirements and the financial condition of the Company. The payment of future dividends will also be restricted to the extent of $20,000 in liquidation preference inuring to the benefit of the holders of the Company's Series F Preferred Stock. The Colorado Corporation Code provides that a corporation may not pay dividends if the payment would reduce the remaining net assets of the corporation below the corporation's stated capital plus amounts constituting a liquidation preference to other security holders.

                                  DILUTION

The Company's shareholders will not realize any dilution from this Offering.


                            SELLING SHAREHOLDERS

This offering registers shares previously sold. The securities will be sold at their market price on the Over-the-Counter Electronic Bulletin Board when sold. Accordingly, the registration fee has been calculated in accordance with Rule 457(c) of the Securities Act and based upon certain shares of common stock ("Leapfrog Common Stock"). The average of the bid and asked price as of May 11, 2000 was $2.87.

This offering registers underlying common shares yet to be converted. The securities may be re-sold at their market price on the Over-the-Counter Electronic Bulletin Board when sold. Accordingly, the registration fee has been calculated in accordance with Rule 457(c) of the Securities Act and based upon certain shares of Series A Convertible Preferred Stock ("Leapfrog Series A Preferred Stock"). The offering price of the Leapfrog Series A Preferred Stock as of May 11, 2000 was $4.00.

THE OFFERING

An aggregate of up to 2,909,625 Shares of the Company's Common Stock, no par value, may be offered by the Selling Shareholders who had previously been issued "restricted" shares by the Company and who will be entitled to sell up to 2,909,625 Shares of the Company's Common Stock offered herein by this Prospectus.

The following table sets forth certain information with respect to the Selling Shareholders, persons or entities for whom the Company is registering for resale to the public, either the Shares of the Company's Common Stock which such persons or entities own.

The following table reflects certain person's or entities' ownership as of May 11, 2000.


                              AMOUNT AND
                              NATURE OF
                              BENEFICIAL                         MAX.
NAME OF                       OWNER. OF          PERCENT         NO.TO
HOLDERS                       SHARES             OF CLASS        BE SOLD
------------------------------------------------------------------------------


Hin H. Khoo

Equator Star Holdings LTd
5 Shenton Way
UIC Building, Ste. 32-07
Singapore 068808

VIVEKANANTHAN s/o M.V. NATHAN
42 Jalan Bangsar Utama
Bangsar 59000
Kuala Lumpur
Malaysia

NATIONS CORP LIMITED
50 Playfair Road
#06-03 Noel Building
Singapore  367995

Anthony J. Skelchy
6 Jalan 5/41
Petaling Jaya 46000
Malaysia

Vicki Skelchy
6 Jalan 5/41
Petaling Jaya 46000
Malaysia


DIVIDEND POLICY

The Company expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. As a result, the Directors of the Company expect that, for the foreseeable future, the Company will not declare or pay any dividends on any of its shares.


                                  BUSINESS

GENERAL

Leapfrog Smart Products, Inc.--Description of the Business

Leapfrog Smart Products, Inc. ("LEAPFROG" or the "Company") was founded on
April 11, 1996 as a Florida corporation. The Company is dedicated to designing, developing,licensing, and marketing Smart card software applications and related database management systems and services. The Smart card is a wallet-sized plastic card with a computer chip in it. The computer chip is capable of carrying a variety of data that is retrievable on demand while maintaining security. Just like Microsoft writes software to operate PCs, LEAPFROG writes software to make computers called "Smart cards" work.

LEAPFROG merged with Albara Corporation ("ALBARA") effective February 18, 2000 through a reverse acquisition. As a result of the merger, the existing shareholders of LEAPFROG obtained control of ALBARA. The transaction was approved by the shareholders at ALBARA's annual meeting held on January 28, 2000. ALBARA was development stage company with no ongoing operations and no significant assets or liabilities. It was traded under the stock symbol "ALBR" which has now been changed to "FROG".

At ALBARA's Annual Shareholder meeting, the shareholders approved a 1 for 7 reverse split of the Company's common stock, increasing the number of authorized shares of common stock, no par value, to 30,000,000, increasing the number of authorized shares of preferred stock, no par value, to 10,000,000, changing the name of ALBARA to "Leapfrog Smart Products, Inc.", electing a new Board of Directors, and modifying ALBARA's Incentive Stock Option Plan, all of which were conditions to closing the acquisition of LEAPFROG.

LEAPFROG had 27 full-time and three part-time employees and a growing sales force at December 31, 1999. The engineering department had nine full-time employees and the three part-time employees. A total of ten employees were associated with administrative roles. The sales and marketing team consisted of of eight people, which is expected to increase when the Company implements a sales and marketing plan.

In 1997 and 1998, LEAPFROG began developing a technology that would serve as the foundation for developing commercially viable Smart card software products. That technology is designed to work with patent pending "Plug-and-Play" technology. Management believes, the technology allows a client to choose any number of software options from the LEAPFROG's "library" of software products and have a customized product. For LEAPFROG, this proprietary technology allows LEAPFROG to re-use software modules numerous times without having to duplicate previous development efforts. Management believes this technology is key to LEAPFROG's potential future success and potential future profitability in the software business.

During 1999, Leapfrog began developing a suite of proprietary software programs for commercialization. Six commercial products, in Commercial-Off-The-Shelf form, are almost complete and have been announced by LEAPFROG. They are:
SecurePak, Smart card Commander, MDCard, SmartPoints, SmartExpo, and
SmartResort.

LEAPFROG has two patents pending: ("Plug and Play Architecture", and "Biometric Identity Verification Authentication" on a Smart card). Management believes these patents, if eventually awarded, will help to create a limitpotential competitors and will help create an intangible asset value for the shareholders of the Company. Additionally, LEAPFROG appears to be the only software engineering firm that is qualified as a "Development Partner" with two Smart card manufacturers: Schlumberger and Giesecke & Devrient.

On December 21, 1998, LEAPFROG was awarded its Government Services Administration ("GSA") master contract number, GS-35J-0161. This process took almost one year to complete. LEAPFROG intends to pursue GSA contracts in 2000. Management believes the United States federal government is presently the largest potential domestic issuer of Smart cards for two reasons: (1) it has the ability to mandate change, and (2) it has the financial resources to build and upgrade infrastructure. The United States government has undertaken several initiatives to test the viability and use of Smart cards. As a result, the GSA is expected to issue a Request For Proposal for employee cards which will provide physical as well as logical access for 2,500,000 federal employees. This contract could have a substantial value over a ten-year period and is expected to be awarded to multiple vendors. LEAPFROG intends to actively pursue this contract opportunity and is currently working to establish an alliance with a major government contractor to supply Smart card software integration services over the next ten years in connection with this GSA contract.

Products

In 2000, if financial resources will allow, LEAPFROG intends to enter several commercial markets with products focusing on market share and limiting potential competition. For each of its targeted markets, LEAPFROG is in the testing, pilot or final deployment stage. LEAPFROG is currently targeting the following markets: Internet security, medical and patient data, authentication, consumer and sports loyalty, conventions and expos, hospitality and college campuses.

Having developed a proprietary underlying technology, LEAPFROG is now preparing software products for commercialization. LEAPFROG's software development strategy is based on creating Commercial-Off-The-Shelf software. Management believes that software which can be packaged for mass distribution. Management believes that this may provide LEAPFROG a competitive advantage in that units can be shipped with minimal customization. This in turn could allow
LEAPFROG access to the consumer market. LEAPFROG hopes to be the first company into the market with a "boxed" product and the ability to turn out multiple exact copies.

Management of LEAPFROG expects to be able to use its proprietary technology to develop new products that can be marketed and sold as exact copies all over the world similar to the way word processing or spreadsheet programs are marketed today. Additionally, Management of LEAPFROG believes that its proprietary technology may allow its products to be designed to be easily customized to provide each user their choice of preferences, needed accessories, and report requirements.

LEAPFROG's Management believes that the Company can access previously untapped markets with a relatively small number of products. Product replication is an important part in developing a marketing strategy, Similarly, additional considerations, such as life expectancy of a product, enhancement of product replication also become important. If financial resources will allow, Management intends to make the following products commercially available in 2000. There can be no assurance that such resources will be available:

SecurePak (Internet/Intranet Security). SecurePak is a tool designed for sending information through the internet. SecurePak is designed to combine various encryption systems, namely DES, triple-DES, and RSA encryption, with physical security to protect data and systems.

Smart card Commander (Application Development Tool). The Smart card Commander is an application program development tool designed assist in creating Smart card applications that interface directly with Leapfrog's own proprietary software systems. Management intends to market the Smart card Commander through LEAPFROG resellers.

MDCard (Health Care). MDCard, is designed to be a fully-integrated Smart card program that authenticates patients and expedites check-in, while streamlining insurance data gathering and claims submission. MDCard is designed to be a comprehensive medical software package. The software creates a digital environment for data collection and management within the medical community. This product is currently being tested by a hospital group in Florida that intends to utilize a patient Smart card for a host of interactive functions.

SmartPoints (Loyalty for Sports, Chambers of Commerce, Banks). SmartPoints is designed to be a loyalty program (similar to a frequent flyer program) for closed user groups wishing to increase member or fan loyalty. The user of this software, i.e., a sports team or Chamber of Commerce, issues cards to their respective member base and then those cards are used to collect SmartPoints at various points-of-encounter. The SmartPoints can then be redeemed for prizes providing a way to bring the fans back.

SmartExpo (Expo and Convention Registration). SmartExpo is an offshoot of the SmartPoints loyalty software. It was designed as an expo registration and tracking software module. SmartExpo software is designed to allow show sponsors and exhibitors to gather data on each attendee through the use of a single card for all expo purposes (registration, lead tracking, purchases, and continuing education credit tracking).

SmartResort (Hospitality Member Registration/Tracking). SmartResort is designed to verify membership, while providing guests with a secure way to enter and exit a destination such as a membership resort, time share, or other self-contained vacation property. Members enjoy the convenience of using that same card to check in and out quickly, make reservations, shop, pay for entertainment, buy snacks and meals, get discounts, rent skis, etc. SmartResort is designed for use by membership properties to manage a large database of members with different levels of usage rights, including reciprocity.

Sales and Marketing

In the technology industry, there are three distinct phases of a company's development: Formulation, Product Development, and Sales. Management believes that LEAPFROG has successfully negotiated the Formulation phase in 1997 and 1998. In 1999, the Company has been focused on Product Development. Although the Sales phase has begun in late 1999, major efforts in this phase will not begin until 2000 after additional capital becomes available to fund sales and marketing efforts.

Management believes that the winner of the marketing game will generally be the company that utilizes the most efficient paths to customers. For smaller companies, strategic marketing alliances maximize reach while reducing potential competition. LEAPFROG intends to market its products three ways: (i) partnership distribution and licensing; (ii) closed user-group decision makers; and
(iii) indirect distribution.

Initially, it is extremely important for a smaller company to create strong strategic partnerships. Management does not believe that LEAPFROG has the marketing resources and capabilities of major companies in other software market segments. Instead, LEAPFROG intends to focus on establishing important relationships and alliances with other companies that can license LEAPFROG's software and distribute it through their existing channels, although there can be no assurance that such relationships and alliances can be established. LEAPFROG intends to target alliances which may include Fortune 500 companies such as Sprint, Motorola, Lockheed Martin, EDS, GTE, AAA and others. If successful, LEAPFROG can expect to garner license fees on a wholesale basis from each alliance.

Secondly, LEAPFROG plans to employ a "leadership relationship" marketing strategy to offer its software to closed user groups. Marketing emerging technology requires one-on-one selling with decision-makers. In this regard, Management intends to utilize sales tactics that are based on portraying Leapfrog in a lead position, utilizing personal contacts at the highest level in each target user group.

Lastly, LEAPFROG plans to offer certain products through indirect distribution channels. These channel distributors will be located on a regional basis and will be chosen based on overall commitment to LEAPFROG. For example, a company may have the exclusive rights to market specific LEAPFROG software products in a particular geographic region, but would be a non-exclusive reseller in other areas. Further, a distributor's discount level may be determined by the number of units purchased or the level of value-added services provided.

Competition

The entire Smart card industry is fragmented into several strata. Management believes that LEAPFROG's direct competitors are companies that create software applications. They are: 3GI, National CacheCard, Precis, Cybermark, and RealMed. All of these companies are small privately held companies.

There are a host of other players in the industry with whom Management believes LEAPFROG does not compete. Within the Smart card industry, the sub-markets include: (1) card manufacturers (Schlumberger, Gemplus, Giesecke & Devrient) and hardware manufacturers (Verifone, DANYL, Intellect) who are suppliers to LEAPFROG; (2) integrators (IBM, Honeywell/Bull) who generally do not develop or own any software that is proprietary in nature or are marketers of limited applications only, which do not currently encroach on LEAPFROG markets, but are potential customers; (3) American Express, Visa, Master Card and banks who aid in developing market awareness and are potential LEAPFROG customers; and (4) system platform providers (Microsoft, Visa, Mondex, Proton) who write languages for applications but do not market Smart card products to end users. Management does not believe that LEAPFROG directly competes with these players, but rather purchases from or sells to them.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Financial Statements and notes thereto.


PLAN OF OPERATION

LEAPFROG did not have any external sources of working capital during 1999 and 1998 except for the sale of stock to individuals and the issuance of short-term notes payable while it was a private company. On February 18, 2000, LEAPFROG merged with Albara Corporation through a reverse acquisition in which Albara acquired LEAPFROG and the existing shareholders of LEAPFROG obtained control of Albara. Even with the completion of this business combination transaction, there can be no assurance that the combined companies will have sufficient funds to undertake any significant development, marketing and manufacturing activities. Accordingly, the combined companies are being required to seek additional debt or equity financing or funding from third parties, in exchange for which the combined companies might be required to issue a substantial equity position.

From the period January 1, 2000 through April 3, 2000, additional debt of $550,000 was issued to third parties and 212,000 shares of restricted common stock were issued for $842,000 and 125,000 shares of convertible preferred stock were issued for $500,000.

There is no assurance that the combined companies will be able to obtain additional financing on terms acceptable to the Company. If Management is successful in obtaining additional funding, these funds will be used primarily to provide working capital needed for repayment of outstanding notes payable, software development, sales and marketing expense, to finance research, development and advancement of intellectual property concerns and for general administration.

Management has committed to a $225,000 investment into its China subsidiary for funding a joint venture to produce and market biometric readers internationally. A description of the LEAPFROG business is provided in
ITEM 1.

RESULTS OF OPERATIONS

Revenues and Gross Profits:
---------------------------

LEAPFROG is a development stage company with virtually no revenues. Revenues for the year ended December 31, 1999 increased $35,000, from $86,000 to $121,000, a 41 % increase compared to the year ended December 31, 1998. Revenues were associated with the sale of predominantly hardware related items such as Smart card readers/writers utilized in pilot evaluation programs, software testing programs and specialized software solutions by potential future users of LEAPFROG's software products. Gross profit margin for the year ended
December 31, 1999 increased to 64% from 24% in the same period in 1998. During part of 1999 and all of 1998, LEAPFROG initiated pilot programs by providing software and hardware at cost or near cost. During 1999, LEAPFROG also focused on selling some packaged products for a small but positive gross margin to ensure that handling costs were covered. Gross margins are not expected to continue in the 64% range in future years. In 1999, this margin is due to small projects with inconsequential added costs to the Company that will not be the primary source of revenue in the future.

Total Operating Expenses:
-------------------------

Total operating expenses for the year ended December 31, 1999 increased $1.2 million from $1.5 million to $2.7 million, an 82% increase compared to the same period in 1998. This increase is net of $76,000 in software development expenditures that have been capitalized during the year ended December 31, 1999. This increase is primarily associated with expense incurred in preparing a marketing plan, hiring senior marketing and sales personnel to prepare for an intended roll-out of software products in 2000 and the initial costs of developing sales, advertising and marketing materials, as well as product packaging. Significant expenses have been incurred in identifying potential contract opportunities and recruiting distributors and value added resellers who may participate in the intended product rollout in 2000.

Personnel and related expenses increased $265,000 or 28% to $1.2 million for the year ended December 31, 1999 compared to the $952,000 for the same period in 1998. This increase was primarily due to the hiring of senior marketing and sales personnel to prepare for an intended rollout of software products in 2000.

Consulting fees increased by $372,000 from the $21,000 incurred for the year end December 31, 1998 to $392,000 for the year ended December 31, 1999. The expenses in 1999 related primarily to fees paid to individuals and companies that assisted the Company in identifying potential contract opportunities and recruiting distributors and value added resellers who may participate in the intended product rollout in 2000.

General and administrative expenses increased to $1.1 million for the year ended December 31, 1999 from $491,000 for the same period in 1998. This $589,000 or 120% increase was due largely to increase legal costs related to the impending merger as well as financial advisory services during 1999. General and administrative expenses also increase in several areas with the hiring of new personnel requiring more space and general overhead as well as the travel and other related costs for developing sales, advertising and marketing materials and in identifying potential contract opportunities and recruiting distributors and value added resellers who may participate in the intended product rollout in 2000.

Depreciation and amortization expenses increased $10,000 or 22% to $55,000 for the year ended December 31, 1999 compared to $45,000 for the same period in 1998. The increase was due to the purchase of additional assets as well as the amortization of capitalized software costs and the addition attributable to costs of assets acquired in excess of fair market value.

Other income and expense:
-------------------------

Interest expense for the year ended December 31, 1999 increased $397,000 from $36,000 to $433,000 when compared to the same period in 1998. In March through July 1999, LEAPFROG completed a short-term debt offering to a select group of accredited investors providing net proceeds of $1,402,000. As additional consideration, LEAPFROG provided these note holders 386,128 shares of common stock. For accounting purposes, these shares of common stock were valued at $290,000 and that value was included as additional interest consideration and expense associated with the issuance of notes payable. Substantially all of the remaining interest expense in 1999 is directly associated with these outstanding notes payable and the $350,000 in bank notes. Almost all of the interest expense in 1998 is related to the bank notes and $200,000 in convertible common stock debentures.

Net loss:
---------

The net loss for the year ended December 31, 1999 increased $1.6 million from $1.5 million to $3.1 million, a 104% increase compared to the year ended December 31, 1998. This increase is net of $76,000 in software development expenditures that were capitalized during the year ended 1999. This increase in the net loss is primarily associated with expenses incurred in preparing a marketing plan, hiring senior marketing and sales personnel to prepare for an intended roll-out of software products in 2000 and the initial costs of developing sales, advertising and marketing materials, as well as product packaging. Significant expenses have been incurred in identifying potential contract opportunities and recruiting distributors and value added resellers who may participate in the intended product rollout in 2000. Net loss per share of common stock increased from $.49 per share in 1998 to $.72 in 1999. This increase is primarily due to the increase in losses realized offset by an increase in the weighted average number of common shares outstanding from 3,125,793 for the year ended December 31, 1998 to 4,280,158 for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used by operating activities increased $1.1 million from $1.2 million for the year ended December 31, 1998 to $2.4 million for the year ended December 31, 1999. Net cash provided by financing activities increased $1.2 million from $1.4 million for the year ended December 31, 1998 to $2.6 million for the year ended December 31, 1999. Financing activities during 1999 included the issuance of common stock providing $1.2 million in the aggregate and the issuance of notes payable which provided a net of $1.4 million offset by an $18,000 repayment of existing notes payable. Financing activities during 1998 included the issuance of common stock providing $965,000 in the aggregate and the issuance of notes payable that provided a net of $361,000 after repayment of principal in the amount of $153,000.

Like many early stage technology companies, the majority of LEAPFROG's assets are intangible assets such as copyrights, trademarks, and research and development costs which by their very nature are not reflected in the Company's balance sheet as assets.

Net cash used by financing activities increased $119,000 from $118,000 for the year ended December 31, 1998 to $237,000 for the year ended December 31, 1999. The increase was primarily due to the increase in acquisitions of property and equipment, as well as to the capitalization of software costs in 1999. Management expects this trend to continue as LEAPFROG's operations grow.

In the past, LEAPFROG's Management has been successful in attracting accredited investors who have purchased newly issued common stock. However, there can be no assurance that the Company will be able to obtain additional equity financing on similar terms in the future. Over the past two years all of LEAPFROG's debt financing has been short-term notes payable. These notes can only be repaid if the company successfully raises additional equity or debt financing. In addition to the cash requirement associated with repaying these notes, LEAPFROG will not be able to mount an effective national marketing campaign for its products without an additional infusion of capital. The Company does not have any commitments to provide additional capital funding. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to repay its outstanding debt and to cover the expenses associated with executing its sales and marketing plan.

From the period January 1, 2000 through April 3, 2000, additional debt of $550,000 was issued to third parties and 212,000 shares of restricted common stock were issued for $842,000 and 125,000 shares of convertible preferred stock were issued for $500,000.

Y2K COMPLIANCE

LEAPFROG concluded its efforts concerning its exposure relative to year 2000 issues for both information and non-information technology systems. Management actively monitors the status of the readiness program of the Company. LEAPFROG`s out of pocket cost associated with becoming Year 2000 compliant were not significant. These cost were expensed as incurred, and the Company does not anticipate any additional material expenditure as a result of Year 2000 issues.

Based on operations since January 1, 2000, including the leap year date of February 29, 2000, the Company has not experienced any significant disruption or change, and does not expect any significant impact to its ongoing business as a result of the Year 2000 issue. Additionally, the Company is not aware of any significant Year 2000 issues or problems that have arisen for its significant customers, vendors or service providers. As there can be no assurance that the Company's efforts to achieve Year 2000 readiness have been completely successful or that customers, vendors and service providers will not experience Year 2000 related failures in the future, the Company will continue to monitor its exposure to Year 2000 issues and will leave its contingency plans in place in the event that any significant Year 2000 related issues arise.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements that reflect Management's current views with respect to future events and financial performance. Those statements include statements regarding the intent, belief or current expectations of LEAPFROG and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's other reports filed with the Securities and Exchange Commission. Important factors currently known to Management could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations and the business and operations of LEAPFROG. No assurances are made that actual results of operations or the results of the Company's future activities will not differ materially from its assumptions.


          MANAGEMENT DIRECTORS, EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

Management

The directors and officers of Leapfrog Smart Products, Inc. are as follows:

Name                  Age       Position

Bruce Starling                  Chairman

Randolph Tucker                 CEO, Director and Treasurer

Dale Grogan                     President and Director

Jim Grebey                      Executive Vice President and Director

Jim Gornto                      Secretary

Ronald Breland                  Director

Robert Harnett                  Director

George MacKay                   Director

Randall Schrader                Director

Van Staton                      Director

Biographical Information:

BRUCE STARLING Director.

Mr. Starling attended the University of Florida where he earned a Bachelor of Science in Business Administration (1963), Master of Business Administration
(1965) and Juris Doctor (1967).

After graduating the University of Florida School of Law, Mr. Starling entered the military serving in the Judge Advocate General's office in Vietnam (1968-1972). He practiced law in the Miami and Orlando offices of Helliwell, Melrose and DeWolf (1972-1977) and was General Counsel to Governor Reubin
Askew (Tallahassee, Florida 1977 to 1979).    From 1979 through 1981, he was
the Executive Assistant to the U.S. Trade Representative in 1979 and subsequently became a partner in the Orlando based law firm of DeWolf, Ward and Morris (1981-1986).

Mr. Starling became Senior Vice President of Harcourt Brace Jovanovich, Inc. (1986-1990), was Of Counsel to Akerman, Senterfitt and Edison (1990-1992), Assistant Executive Director of the Greater Orlando Aviation Authority (1992-1993) and later VP of governmental relations for the Walt Disney Corporation (1993-1994). Mr. Starling with his brother Alan, now owns the Starling Auto Group based in Kissimmee, Florida.

Mr. Starling presently sits on the Advisory Board of Colonial Bank; the Florida Prepaid College Board, where he was appointed by the Governor of Florida; the Florida Tax Watch Board, the Florida District Export Council Board, the Florida/Korea Economic Cooperation Committee and the Florida Chamber of Commerce Board.

VAN STATON, Director

Mr. Staton received an Honorary Associate Degree from Central Florida Community College, Ocala, Florida and is a member of the Executive Committee and Board of Directors of the Company.

Mr. Staton was manager of the Ocala, Florida Belk Lindsey store for 36 years before his retirement in 1984. He is a former member of the Board of Trustees for the Central Florida Community Collage and past Chairman of the School Board for Marion County, Florida. He is actively involved in the recruiting and regional training as an area coordinator for Excel Telecommunications, a public company.

RANDOLPH TUCKER, CEO/Director

Mr. Tucker has practiced business law for more than 25 years and has consummated numerous transactions in all phases of business. His experience includes business formation and administration, banking, bankruptcy, mergers and acquisitions. He is recognized as one of the outstanding specialists within the membership law discipline. He has represented over 50 corporations in various aspects of leisure law over the past twelve years. His business experience includes the chartering of banks, television stations, underwritings, and various corporate counsel responsibilities.

As Chairman of Leapfrog Smart Products, he has been instrumental in creating the infrastructure and corporate environment. Mr. Tucker has been able to assemble the brightest minds in a new industry and establish a cohesive creative workplace. Mr. Tucker provided strategic guidance, business development, and expansion analysis.

DALE GROGAN, President/Director

Mr. Grogan's professional experience includes over a decade in finance and investment banking. He has managed two investment banking firms specializing in business start-ups, with particular emphasis in the membership industry. Related business experience for Mr. Grogan includes the formation and initial administration of a national non-profit trade association within the leisure and travel industry, board membership for an interactive travel information supplier, and advisor to several telecommunications marketing companies within the pre-paid phone card industry.

Mr. Grogan provides corporate and industry vision. His duties include product and market development, recruiting, management and strategy formulation and implementation. Mr. Grogan is a recognized author and guest speaker in the Smart card industry and serves on various industry technology committees. He is a co-founded and President of Leapfrog Smart Products.

RONALD BRELAND, Director

Mr. Breland is the current President of Selbre Associates, Inc. He brings 28 years of experience in contract negotiations and management for both commercial and governmental markets. Mr. Breland has supervised and personally negotiated more than 1,000 Schedule Contracts and has successfully conducted compliance audits for several Fortune 1,000 companies. Mr. Breland was a Charter Member of the Industry Advisory Council of the Federation of Government Information Processing Councils, a member of the American Management Association and a former member of the Baltimore-Washington Minority Economic Development Council. Mr. Breland holds a B.S. in Engineering from the University of Maryland.

JAMES GREBEY, EVP Director

Mr. Grebey received an AAS degree in Electronics from SUNY (1970), BT Degrees in computer Systems and Technical Management from NYIT (1977), and has completed course work towards his MBA from SUNY.

Mr. Grebey comes to Leapfrog from Hughes Training in Orlando, where he developed and oversaw a 100-man engineering team responsible for multiple projects in the millions of dollars (1994-1998). His management background includes financial planning and execution at the programs department division and operational level plus cost account management and strategic planning. Mr. Grebey has led the development on over 3000,000 lines of ADA, C. and FORTRAN code. As an engineer and technical manager. Mr. Grebey has been highly involved with solving software and system production problems. His engineering experiences, include hardware, software and system design, domain engineering, system architecture, requirement analysis design, coding and hardware fabrication and testing of complex virtual and constructive
simulation systems.   Mr. Grebey is responsible for the daily activities of
the Engineering Department of Leapfrog.

GEORGE STUART, JR. Director

Mr. Stuart served as Secretary of Florida's Department of Business and Professional Regulation (BPR) from 1991 to 1995. The Department licensed and regulated eight major industries and fifty-five professions and occupations including the pari-mutual, hotel and restaurant industries.

Senator Stuart served as a Florida State Senator from 1978 through 1990. His legislative service included sponsoring landmark legislation in health care, growth management and education. Senator Stuart chaired the committees on Education, Natural Resources and Economic and Consumer Affairs and chaired the Joint Committee on Information Technology Resources. He sponsored major innovations in international business development and in the management and acquisition of technology. He co-chaired the Council of State Government's Task Force on Health Care Reform.

Mr. Stuart earned an MBA from Harvard University's Graduate School of Business. He is a graduate of the University of Florida.

JIM GORNTO, CFO and Secretary

Mr. Gornto, who serves as the Company's CFO, earned a Bachelor's of Business Administsration from Georgia State University in 1969, where he also earned an M.B.A. in 1972. He has over 30 years experience in the banking industry, beginning in 1969 with First National Bank in Griffin, Georgia. Mr. Gornto began as a cashier at First National Bank and, before his departure in 1973, was elected Vice President and Executive Vice President. He subsequently served as President and Chief Executive Officer of the Bank of Fort Valley in Fort Valley, Georgia, First American Bank, Monroe, Georgia, Florida National Bank, Gainesville, Florida, Barnett Bank of Pinellas County, Clearwater, Florida, South Trust Bank, Ocala, Florida, Bank U.S., Ocala, Florida and First Federal Savings Bank of New Smyrna. During his years in executive offices, Mr. Gornto has participated in a number of mergers and acquisitions between financial institutions with tens of millions of dollars in assets. At Riverside National Bank, Mr. Gornto earned his Series 7 and 63 licenses. He also served as an Investment Representative at Edward Jones Investments, Port Orange, Florida. Mr. Gornto is a certified public accountant. He served in Vietnam in the United States Army -Airborne Division of Special Forces.

Management has advised that they may acquire additional shares of the Company's Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

The Company's key personnel bring a broad range of private and public management, corporate finance and technical skills to the Company.

BOARD OF DIRECTORS

Colorado provides that a corporation's board of directors may be divided into various classes with staggered terms of office. The Company's directors are elected for a term of three years and until their successors are elected and qualified.

NUMBER OF DIRECTORS

The Company's board of directors currently consists of five directors. The number of directors on the Company's board may only be changed by a vote of a majority of the directors, subject to the rights of the holders of any outstanding series of the Company's preferred stock to elect additional directors. There is currently two million three hundred seventeen thousand eight hundred thirty-nine (2,317,839) shares of Series A Convertible Preferred Stock of the Company outstanding.

REMOVAL OF DIRECTORS

The Company's directors, or the entire board, may be removed for cause by the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting as a single class and subject to the rights of the holders of any outstanding series of the Company's preferred stock.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Any newly created directorships in either of our boards of directors, resulting from any increase in the number of authorized directors or any vacancies, may be filled by a majority of the remaining members of such board of directors, even though less than a quorum, or in the case of the Company, by a sole remaining director, subject to the rights of holders of any outstanding series of preferred stock.

Newly created directorships or decreases in directorships in either of our boards of directors are to be apportioned among the classes of directors so as to make all classes as nearly equal in number as practicable, provided that no decreases in the number of directors in either of our boards of directors may shorten the term of any director then in office.

To the extent reasonably possible, any newly created directorship will be added to the class of directors whose term of office is to expire at the latest date following the creation of that directorship, unless otherwise provided for by resolution of the majority of the directors then in office. Any newly eliminated directorship will be subtracted from the class whose office is to expire at the earliest date following the elimination of the directorship, unless otherwise provided for by resolution of the majority of the directors then in office.

ABILITY TO CALL SPECIAL MEETINGS

Special meetings of the Company's stockholders may be called by the Company's board of directors, by affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies, or by the chief executive officer.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

The Company's bylaws allow stockholders to nominate candidates for election to the board of directors at any annual or any special stockholder meeting at which the board of directors has determined that directors will be elected. In addition, the bylaws allow stockholders to propose business to be brought before any annual stockholder meeting. However, nominations and proposals may only be made by a stockholder who has given timely written notice to the Secretary of the Company before the annual or special stockholder meeting.

Under the Company's bylaws, to be timely, notice of stockholder nominations or proposals to be made at an annual stockholder meeting must be received by the Secretary of the Company no less than 60 days nor more than 90 days before the first anniversary of the preceding year's annual stockholder meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual stockholder meeting, notice will also be timely if delivered within 10 days of the date on which public announcement of the meeting was first made by the Company.

In addition, if the number of directors to be elected is increased and no public announcement is made by the Company naming all of the nominees or specifying the size of the increased board of directors at least 70 days before the first anniversary of the preceding year's annual meeting, or, if the date of the annual meeting is more than 30 days before or 60 days after the anniversary of the preceding year's annual meeting, at least 70 days before the annual meeting, a stockholder's notice will be considered timely, with respect to the nominees for any new positions created by the increase, if it is delivered to the Secretary of the Company within 10 days of the date on which public announcement of the meeting was first made by the Company.

Under the Company's bylaws, to be timely, notice of a stockholder nomination to be made at a special stockholder meeting must be received no less than 60 days nor more than 90 days before a special meeting at which directors are to be elected or within 10 days of the date on which public announcement of the special meeting was first made by the Company.

A stockholder's notice to the Company must set forth all of the following:

     - all information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required by applicable law, relating to any person that the stockholder proposes to nominate for election or reelection as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected

     - a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed

     - the stockholder's name and address as they appear on the Company's books and the class and number of shares which are beneficially owned by the stockholder

The chairman of the Company's stockholder meeting will have the power to determine whether the nomination or proposal was made by the stockholder in accordance with the advance notice procedures set forth in the Company's bylaws. If the chairman determines that the nomination or proposal is not in compliance with the Company's advance notice procedures, the chairman may declare that the defective proposal or nomination will be disregarded.

DIRECTOR COMPENSATION

The directors of the Company, who are all executive officers of the Company as well, are not compensated for serving as directors of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law,
(iii) for any unlawful distribution as set forth in the Colorado Model Business Corporation Act of Colorado (the "CMBCA") or (iv) for any transaction from which the director derived an improper personal benefit. These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief is not eliminated.

EXECUTIVE COMPENSATION

The following executive compensation was paid for the fiscal years ended December 31, 1999, to the Company's Directors, Officers or Affiliates or other persons who were executive officers of the Company as at December 31, 1999.


                      SUMMARY COMPENSATION TABLE FOR LEAPFROG

                                Long Term Compensation

____________________________________________________________________________
  Annual Compensat.                   Awards             Payouts
____________________________________________________________________________
(a)       (b)     (c)     (d)      (e)     (f)     (g)     (h)     (i)
                                   Other   Rest.                   All
Name and                           Annual  Stock           LTIP    Other
Principal  Calend.                 Comp.   Award(s)Opt.    P/outs  Comp.
Position   Year    Salary Bonus($) ($)     ($)     SARs(#) ($)     ($)
_____________________________________________________________________________

Director
Grebey,    1999    116,625
Jim                (annualized)
           1998    115,000

Director
Grogan,    1999     87,500
Dale                (annualized)
           1998     75,000
           1997     64,583

Director
Tucker,    1999     98,750
Randolph            (annualized)
           1998     85,000
           1997     80,833

____________________________

Director Compensation

The Company does not reimburse directors for expenses incurred, if any, in attending meetings of the Board of Directors. The Company does not pay director fees to directors for their service on the Board.

Compensation of Directors

The directors of the Company are currently compensated for serving as a director on the basis of options. See "Options Granted to Named Executive Officers".

Directors' and Officers' Insurance

The Company intends to purchase liability insurance for the directors and officers of the Company. No part of this premium will be paid by the directors or officers of the Company.

STOCK OPTION PLAN

The Company maintains a stock option plan (the "Stock Option Plan") designed to provide incentives to directors, executive officers and employees of the Company or its subsidiaries and companies wholly owned by these individuals in order to permit those persons to participate in the growth and success of the Company.

Under the terms of the Company's Stock Option Plan, the Company is authorized to set aside as options a maximum of 10% of the Company's Common Shares outstanding from time to time, for the benefit of directors, officers and full time employees of the Company or its subsidiaries and companies wholly owned by these individuals. The Stock Option Plan does not permit any one individual to hold as options more than 5% of the Common Shares outstanding from time to time.

Any options so granted will be exercisable at the exercise price and for such period of time as may be determined by the board of directors of the Company and approved pursuant to the requirements of the applicable stock exchange, or if the Company's securities are not listed on a stock exchange, then in accordance with the conditions established by the board of directors of the Company.

Any stock options will be non-transferable and terminate on the earlier of the expiry date or the 90th day following the day on which the director, officer or employee, as the case may be, ceases to be either a director, officer or employee of the Company or any of its subsidiaries.


INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND PROMOTERS

No director, senior officer, promoter or other member of management or their respective associates or affiliates have been indebted to the Company at any time during the period ended December 31, 1999 or since that date.


                           CERTAIN TRANSACTIONS

In connection with the transactions described below, the Company did not secure an independent determination of the fairness and reasonableness of such transactions and arrangements with affiliates of the Company. However, in each instance described below, the directors reviewed and unanimously approved the fairness and reasonableness of the terms of the transactions. The Company believes that the transactions described below were fair and reasonable to the Company on the basis that such transactions were on terms at least as favorable as could have been obtained from unaffiliated third parties. The transactions between officers and directors of the Company, on the one hand, and the Company, on the other, have inherent conflicts of interest.

The Company is a party to a Representation Agreement with Selbre Associates, a Maryland corporation ("Selbre"), dated April 29, 1999. Ron Breland, a director of the Company, is the owner of over 95% of the outstanding equity of Selbre. Pursuant to that agreement, the Company pays Selbre a consultation fee of $4,000 per month during the two-year term of the agreement, in exchange for which Selbre assists the Company in marketing the Company's products to the Federal government. In addition to the consultation fee, Selbre is eligible to receive stock options to purchase up to 500,000 shares of the Company's Common Stock in the event that certain revenue targets are met by the Company. The agreement is filed herewith as Exhibit 10.7.

                           PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of the ownership of Leapfrog Smart Products, Inc. outstanding common stock on February 23, 2000 by
(i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Leapfrog Smart Products, Inc.:


Name                       Number of Shares Owned      Percentage of Ownership

Ron Breland                           0                  0.00%

William Campion                 325,681                  5.73%

Jim Grebey                        5,000                  0.09%

Dale Grogan                     309,500                  5.44%

Bruce Starling                  139,858                  2.46%

Van Staton                      304,858                  5.36%

George Stuart                   130,730                  2.30%

Jim Gornto                            0                  0.00%

Randolph Tucker                 490,500                  8.62%


All Executive Officers and    1,706,126                 30.00%
Directors as a Group


Management has advised that they may acquire additional shares of the Company's Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

                          DESCRIPTION OF CAPITAL STOCK

As of the date hereof, the authorized share capital of the Company consists of thirty million (30,000,000) Common Shares of which seven million five hundred forty-six thousand four hundred ninety-five (7,546,495) Common Shares are issued and outstanding and one million four hundred fifty-nine thousand six hundred twenty-five (1,459,625) Series A Convertible Preferred Shares (the "Series A Shares") are issued and outstanding. The following is a summary of the principal attributes of the share capital of the Company.

COMMON SHARES

The rights, privileges, restrictions and conditions attached to the Common Shares are as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, except meetings of holders of another class of shares. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of Series A Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of the Series A Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Company.

PREFERRED SHARES

The Company's articles of incorporation provides that the board of directors is authorized to provide for the issuance of shares of un-designated preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.

The number of authorized shares of the Company un-designated preferred stock may be increased by the affirmative vote of the holders of a majority of the Company's common stock, without a vote of the holders of preferred stock, unless their vote is required pursuant to the terms of any preferred stock then outstanding. The number of authorized shares of un-designated preferred stock of the Company may be reduced or eliminated by the affirmative vote of the holders of 80% of the outstanding capital stock of the Company entitled to vote in the election of directors, voting together as a single class.

Attributes

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, cumulative or non-cumulative), if any.

Liquidation

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holder of such series.

The Company has never paid any dividends on its Common Shares. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to pay dividends in the near future. The Board of Directors of the Company will review this policy from time to time having regard to the Company's financing requirements, its financial condition and other factors considered relevant.

RESTRICTIONS ON TRANSFER

"Affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act") are persons who generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include certain officers and directors of the Company as well as principal stockholders of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of the Company only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such exemptions afforded by Section 4(1) or 4(2) of the Securities Act or Rule 144 thereunder.

CERTAIN PROTECTIVE PROVISIONS

General

The Articles and Bylaws of the Company and the CMBCA contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including potential takeovers which certain shareholders may deem to be in their best interest) and may adversely effect the price that a potential purchaser would be willing to pay for the Company's stock. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely effect the price of the Common Stock.

The following briefly summarizes protective provisions contained in the Articles, the Bylaws and the CMBCA. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of these provisions, and is qualified in its entirety by reference to the Articles, the Bylaws and the provisions of the CMBCA.

The Company has one class of common stock issued and outstanding. Holders of the Company's common stock are each entitled to one vote for each share held.

AMENDMENT OF ARTICLES OF INCORPORATION

Under Colorado law, articles of incorporation of a Colorado corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's articles of incorporation.

The Company's articles of incorporation provides that the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class, will be required to reduce or eliminate the number of authorized shares of the Company's common stock or preferred stock, or to amend, repeal or adopt any provision inconsistent with the provisions of the Company's articles of incorporation which deal with the following:

     -undesignated preferred stock
     -matters relating to the board of directors, including the number of members, board classification, vacancies and removal
     -the powers and authority expressly conferred upon the board of directors -the manner in which stockholder action may be effected
     -amendments to bylaws
     -business combinations with interested stockholders of the Company -indemnification of officers and directors of the Company
     -the personal liability of directors to the Company or its stockholders for breaches of fiduciary duty
     -the amendment of the Company's articles of incorporation

AMENDMENT OF BYLAWS

Under Colorado law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its articles of incorporation, confer such power upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power.

The Company's board of directors is expressly authorized to adopt, amend and repeal the Company's bylaws by an affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies.

The Company's bylaws may also be adopted, amended and repealed by the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class.

LIMITATION OF LIABILITY OF DIRECTORS

The CMBCA permits a corporation to include a provision in its articles of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director's fiduciary duty, subject to certain limitations. Our respective articles of incorporation include such a provision to the maximum extent permitted by law.

While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate that duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his duty of care.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The CMBCA permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

Our articles of incorporation and bylaws provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of either of us as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses, including attorney's fees, and held harmless by each of us to the fullest extent permitted by the CMBCA. The indemnification rights conferred by each of us are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, our articles of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, each of us is authorized to purchase and maintain insurance on behalf of its directors and officers.

Additionally, each of us may pay expenses incurred by our directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if we receive an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us, as authorized by our articles of incorporation and bylaws.

                        REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is American Securities Transfer, Inc, at its principal office in Lakewood, Colorado.


                            PLAN OF DISTRIBUTION

The shares of Common Stock registered hereunder could be sold, if desired, by the Selling shareholder on the Over-the-Counter Bulletin Board.

The Selling Shareholders Shares (the "Securities"), being offered hereby: (i) through dealers or in ordinary brokers' transactions, in the over-the-counter market or otherwise; (ii) at the market or through market makers or into an existing market for the securities; or (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or effective through agents, or (iv) in combinations of any of such methods of sale. The Securities will be sold at market prices prevailing at the time of sale or at negotiated prices.

If a dealer is utilized in the sale of the Securities in respect of which the Prospectus is delivered, the Selling Security Holders will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

Sales of Securities "at the market" and not at a final price, which are made into an existing market for the Securities, will be made by the Selling Security Holders to or through a market maker, acting as principal or as agent. Other sales may be made, directly or through an agent, to purchasers outside existing trading markets. A selling broker may act as agent or may acquire the Securities or interests therein as principal or pledgee and may, from time to time, effect distributions of such Securities and interests.

The Securities offered hereby are eligible for sale only in certain states, and, in some of those states, may be offered or sold only to "institutional investors", as defined under applicable state securities law. No sales or distributions, other than as described herein, may be effected after this Prospectus shall have been appropriately amended or supplemented.

INVESTOR RELATIONS ARRANGEMENTS

On ________________, the Company entered into an Investor Relations Agreement with Continental Capital, Inc. ("CCI"). Under the agreement, CCI is to provide investor relations, corporate communications and related support services to the Company, specifically including, among other duties, the development of a comprehensive plan for the dissemination of Company information to shareholders as well as brokers, analysts and potential investors; advising the Company regarding trends and changes in the Over-the-Counter Bulletin Board brokerage and investment community, as well as changes in share ownership of the Company's securities, all in the context of providing appropriate investor relations communications; coordinating investor and shareholder contacts with Company counsel to ensure compliance with applicable securities laws and exchange listing requirements; and assisting the Company with on-site investor relations meetings and with the design, preparation and dissemination of investor relations materials. The initial term of the agreement expires _________________ but will renew automatically for successive one-month terms thereafter unless either party provides the other with 30 days' advance written notice of termination. In exchange for his services, CCI is entitled to receive a y fee of US $___________, plus reimbursement of all reasonable out-of-pocket expenses and any reasonable third-party professional advisory fees.

                            DESCRIPTION OF PROPERTY

The Company currently leases its headquarters facility in Maitland, Florida, which is owned by Geneva College. The space for the headquarters facility is leased to the Company. The following tabulates certain information with respect to the lease currently executed between the Company and Geneva College. The lease has annual increases of $.50 per square foot per year.

                                                 Current
                                       Square    Monthly
Location                               Footage   Rental      Expiration
---------                              -------   ------      ----------

Executive Offices                      14,500    $17,944     November, 2004
1011 Maitland Center Commons
Maitland, Florida 32751


                                 LEGAL MATTERS

The validity of the Common Stock offered hereby has been passed upon for the Company by Nadeau & Simmons, P.C., 1250 Turks Head Building, Providence, Rhode Island.


                                    EXPERTS

Moore Stephens Lovelace, P.A., independent auditors, have audited the financial statements of the Company included for the year ended December 31, 1998, which are incorporated this prospectus and registration statement.


                             ADDITIONAL INFORMATION

The Company has filed with the Commission a Registration Statement on Form SB-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the exhibits thereto.

The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., room 1024, Washington, DC 20549, or on the Internet at http://www.sec.gov.

Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

In connection with this offering, the Company continues to be subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants and with quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                          LEAPFROG SMART PRODUCTS, INC.
                                AND SUBSIDIARIES
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     Years Ended December 31, 1999 and 1998
                        and For The Period April 11, 1996
                  (Date of Inception) Through December 31, 1999

                                C O N T E N T S

                                    --------


                                                                        Page
                                                                       Number

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

  Moore Stephens Lovelace, P.A.                                         F-3

  Meeks, Dorman & Company, P.A.                                         F-5


CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheet                                            F-6

  Consolidated Statements of Operations                                 F-7
  Consolidated Statements of Changes in Stockholders' Equity (Deficit)  F-8

  Consolidated Statements of Cash Flows                                F-10

  Notes to Consolidated Financial Statements                           F-11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Leapfrog Smart Products, Inc. and Subsidiaries
(A Development Stage Company)
Maitland, Florida


We have audited the accompanying consolidated balance sheet of Leapfrog Smart Products, Inc. and Subsidiaries (a development stage company) as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended and for the period April 11, 1996 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Leapfrog Smart Products, Inc. and Subsidiaries for the years ended December 31, 1997 and December 31, 1998, which reflect a deficit accumulated during development stage of $2,413,005 and which is included in the financial statements presented for the period April 11, 1996 (date of inception) through December 31, 1999. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion insofar as it relates to the amounts included in the cumulative period since April 11, 1996 (date of inception) through December 31, 1998, is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leapfrog Smart Products, Inc. and Subsidiaries as of December 31, 1999, and the results of its operations and its cash flows for the year then ended and for the period April 11, 1996 (date of inception) through December 31, 1999 in conformity with generally accepted accounting principles.

Board of Directors
Leapfrog Smart Products, Inc. and Subsidiaries
(A Development Stage Company)

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently in its development stage and, as discussed in Note 1 to the financial statements, since its inception, the Company has incurred an accumulated deficit of approximately $5,500,000 and as of December 31, 1999, it has a working capital deficit of approximately $1,900,000. Additionally, the Company incurred a net loss of approximately $3,100,000 and had negative cash flows from operations of approximately $2,400,000 in 1999. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Moore Stephens Lovelace, P.A.
----------------------------------
Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
March 31, 2000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders
Leapfrog Smart Products, Inc. and Subsidiary
Orlando, Florida

We have audited the accompanying consolidated balance sheets of Leapfrog Smart Products, Inc. (a corporation in the development stage) and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Leapfrog Smart Products, Inc. (a corporation in the development stage) and Subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has experienced significant operating losses, an accumulated deficit and negative working capital at December 31, 1998 and 1997. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Meeks, Dorman & Company, P.A.
---------------------------------
Meeks, Dorman & Company, P.A.

Longwood, Florida
September 13, 1999, (Except for Note 12, which is as of November 17, 1999)

                 LEAPFROG SMART PRODUCTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS


                                                                       December 31, 1999
                                                                       ------------

CURRENT ASSETS
   Cash                                                                $   18,529
   Accounts receivable                                                      6,554
   Inventory                                                               52,639
   Prepaid expenses                                                       219,740
   Notes receivable - related party                                        26,600
   Other receivables                                                        9,226
                                                                       ------------

                                                TOTAL CURRENT ASSETS      333,288

PROPERTY AND EQUIPMENT, net                                               267,073

OTHER ASSETS
   Related-party advances                                                  43,116
   Notes receivable - related party                                         5,000
   Deposits                                                                 8,600
   Capitalized software costs, net of accumulated
     Amortization of $7,600                                                68,400
   Costs in excess of fair market value of assets acquired,
     Net of accumulated amortization of $2,500                             27,500
                                                                       ------------

                                                                       $  752,977
                                                                       ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Notes payable                                                       $ 1,859,049
   Notes payable - related party                                           75,258
   Accounts payable                                                       223,474
   Accrued expenses                                                        99,816
                                                                       ------------

                                          TOTAL CURRENT LIABILITIES     2,257,597

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (deficit)
   Common stock - $0.01 par value per share;
     6,000,000 shares authorized; 5,189,769 shares
     issued and outstanding                                                51,897
   Additional paid-in capital                                           3,954,128
   Deficit accumulated during development stage                        (5,510,645)
                                                                       ------------
                                                                       (1,504,620)
                                                                       ------------

                                                                       $  752,977
                                                                       ============


    The accompanying notes are an integral part of the financial statements.

                 LEAPFROG SMART PRODUCTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         Cumulative
                                                                            From
                                                                         April 11,
                                                                            1996
                                          Year Ended      Year Ended    (Inception)
                                         December 31,    December 31,     Through
                                             1999            1998       December 31,
                                                                            1999
                                         --------------  -------------  -------------

REVENUES                                 $   121,533     $    86,360    $   880,790

COST OF SALES                                 44,199          65,906        590,429
                                         --------------  -------------  -------------

                          GROSS PROFIT        77,334          20,454        290,361

OPERATING EXPENSES
  Personnel and related expenses           1,216,809         952,176      2,556,749
  Consulting fees                            392,308          20,577        454,465
  General and administrative               1,080,133         491,077      2,188,852
  Depreciation and amortization               55,478          45,354        131,199
                                         --------------  -------------  -------------

              TOTAL OPERATING EXPENSES     2,744,728       1,509,184      5,331,265

  Other income (expense)
  Other income, net                            3,095           7,293         21,922
  Interest expense                          (433,341)        (36,312)      (491,663)
                                         --------------  -------------  -------------
                                            (430,246)        (29,019)      (469,741)
                                         --------------  -------------  -------------

                              NET LOSS   $ (3,097,640)   $ (1,517,749)  $ (5,510,645)
                                         ==============  =============  =============


basic and diluted net LOSS PER
  common SHARE                             $    (0.72)   $      (0.49)
                                         ==============  =============


WEIGHTED AVERAGE number of common
   shares outstanding                       4,280,158       3,125,793
                                         ==============  =============


    The accompanying notes are an integral part of the financial statements.

                 LEAPFROG SMART PRODUCTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         STOCKHOLDERS' EQUITY (DEFICIT)

                                                                             Deficit
                                        Common Stock                       Accumulated      Total
                                       $.01 Par Value        Additional      During      Stockholders'
                                 -------------------------     Paid-In     Development      Equity
                                   Shares         Amount       Capital        Stage       (Deficit)
                                 -----------   -----------   -----------   -----------   -----------

COMMON STOCK ISSUED TO
FOUNDING STOCKHOLDERS ON
APRIL 11, 1996                     1,414,000   $    14,140   $   153,960   $      -      $   168,100

NET LOSS                                -             -             -         (245,429)     (245,429)
                                 -----------   -----------   -----------   -----------   -----------


BALANCE - DECEMBER 31, 1996        1,414,000        14,140       153,960      (245,429)      (77,329)


ISSUANCE OF COMMON STOCK           1,070,846        10,708       418,792          -          429,500


NET LOSS                                -             -             -         (649,827)     (649,827)
                                 -----------   -----------   -----------   -----------   -----------


BALANCE - DECEMBER 31, 1997        2,484,846        24,848       572,752      (895,256)     (297,656)


ISSUANCE OF COMMON STOCK           1,066,373        10,664       954,147          -          964,811

ISSUANCE OF COMMON STOCK FOR
CONVERSION OF NOTES PAYABLE          216,000         2,160       213,840          -          216,000


NET LOSS                                -             -             -       (1,517,749)   (1,517,749)
                                 -----------   -----------   -----------   -----------   -----------


BALANCE - DECEMBER 31, 1998        3,767,219        37,672     1,740,739    (2,413,005)     (634,594)


ISSUANCE OF COMMON STOCK FOR
CASH                                 474,879         4,749     1,136,755          -        1,141,504


ISSUANCE OF COMMON STOCK ON
EXERCISE OF OPTIONS                   64,075           641        15,378          -           16,019


ISSUANCE OF COMMON STOCK FOR
SERVICES                             424,135         4,241       695,754          -          699,995



    The accompanying notes are an integral part of the financial statements.

                 LEAPFROG SMART PRODUCTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                   STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                                             Deficit
                                        Common Stock                       Accumulated      Total
                                       $.01 Par Value        Additional      During      Stockholders'
                                 -------------------------     Paid-In     Development      Equity
                                   Shares         Amount       Capital        Stage       (Deficit)
                                 -----------   -----------   -----------   -----------   -----------

ISSUANCE OF COMMON STOCK FOR
PAYMENT OF DEBT                       33,333   $       333   $    49,667   $      -      $    50,000


ISSUANCE OF COMMON STOCK FOR
ACQUISITION OF MINORITY
INTEREST POSITION IN                  40,000           400        29,600          -           30,000
SUBSIDIARY

ISSUANCE OF COMMON STOCK
RELATED TO DEBT FINANCING            386,128         3,861       286,235          -          290,096


NET LOSS FOR THE YEAR ENDED
DECEMBER 31, 1999                       -             -             -       (3,097,640)   (3,097,640)
                                 -----------   -----------   -----------   -----------   -----------


BALANCE - DECEMBER 31, 1999        5,189,769   $    51,897   $ 3,954,128   $(5,510,645)  $ (1,504,620)
                                 ===========   ===========   ===========   ===========   ============



    The accompanying notes are an integral part of the financial statements.

                 LEAPFROG SMART PRODUCTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Cumulative
                                                                                    From
                                                                                 April 11,
                                                                                    1996
                                                                                (Inception)
                                                     Year Ended    Year Ended     Through
                                                    December 31,  December 31,  December 31,
                                                       1999           1998          1999
                                                    ------------  ------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                          $ (3,097,640) $ (1,517,749) $  (5,510,645)
  Adjustments to reconcile net loss to net cash
      Used in operating activities
    Depreciation                                          52,978        45,354        125,688
    Depreciation and amortization charged to              26,338          -            26,338
       cost of sales
    Amortization                                           2,500          -             2,500
    Loss on disposal of assets, net                        6,877         3,250         10,127
    Loss on write-off of related party note               17,870          -            17,870
       receivable
    Common stock issued for services and                 990,091        16,000      1,007,594
       interest
    Cash provided by (used in) change in:
      Accounts receivable                                (3,554)        (3,000)        (6,554)
      Related party advances                            (39,394)          -           (43,116)
      Other receivables                                  (9,226)          -            (9,226)
      Inventory                                         (21,139)       (31,500)       (52,639)
      Prepaid expenses and other assets                (222,130)        (2,450)      (228,340)
      Accounts payable                                 (124,199)       281,503        241,141
      Accrued expenses                                   63,630         18,961         99,816
      Deferred income                                   (11,500)       (21,289)          -
      Minority interest                                  11,018         (2,046)          -
                                                    ------------  ------------  -------------
           NET CASH USED IN OPERATING ACTIVITIES     (2,357,480)    (1,212,966)    (4,319,446)

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property, plant and equipment         (143,878)       (85,626)      (430,099)
  Net increase in notes receivable - related            (17,400)       (32,070)       (49,470)
       party
  Capitalization of software costs                      (76,000)          -           (76,000)
  Proceeds from sale of vehicles                           -              -             8,473
                                                    ------------  -------------  -------------
           NET CASH USED IN INVESTING ACTIVITIES       (237,278)      (117,696)      (547,096)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of notes payable             1,402,326        513,540      2,415,866
  Payments on notes payable                             (18,434)      (152,650)      (324,484)
  Proceeds from exercise of common stock options         16,019        367,390        448,620
  Proceeds from sale of common stock                  1,141,504        597,421      2,269,811
  Proceeds from related-party borrowings                 37,300         34,258         82,658
  Repayments of related-party borrowings                 (6,300)        (1,100)        (7,400)
                                                    ------------  -------------  -------------

       NET CASH PROVIDED BY FINANCING ACTIVITIES      2,572,415      1,358,859      4,885,071
                                                    ------------  -------------  -------------
                 NET INCREASE (DECREASE) IN CASH        (22,343)        28,197         18,529

CASH AT BEGINNING OF PERIOD                              40,872         12,675           -
                                                    ------------  -------------  -------------

CASH AT END OF PERIOD                               $    18,529   $     40,872   $     18,529
                                                    ============  =============  =============


    The accompanying notes are an integral part of the financial statements.

                 LEAPFROG SMART PRODUCTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1999 and 1998

NOTE  1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leapfrog Smart Products, Inc. and Subsidiaries operations include the design, development, and licensing of Smart card applications and related database management systems and services. The Smart card is a wallet-sized plastic card with an embedded computer chip carrying accessible data that is retrievable on demand and is capable of integrating various functions with security features.

Leapfrog Smart Products, Inc. (Leapfrog) was incorporated under the laws of the State of Florida in 1996 originally under the name Telephones! Telephones!, Inc. Leapfrog owns 100% of the outstanding common stock of Leapfrog Global IC Products, Inc. and approximately 96% of the outstanding common stock of Conduit Healthcare Solutions, Inc. (Conduit). Conduit was originally incorporated in 1997 under the name Leapfrog Healthcare Products, Inc.

The consolidated financial statements include the accounts of Leapfrog Smart Products, Inc., Conduit Healthcare Solutions, Inc., and Leapfrog Global IC Products, Inc. (collectively, the Company). All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Development Stage Company

Since its inception, the Company's planned principal operations have not yet begun to produce significant revenue; accordingly, the Company is considered to be a development stage enterprise.

Accounts Receivable

The Company provides its services and extends credit to its customers under normal trade credit terms.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventory is generally comprised of software purchased for resale, Smart cards and accessories, and packaging material.

Prepaid Expenses

Prepaid expenses consists of the following at December 31, 1999:

                    Prepaid legal fees                   $ 186,750
                    Prepaid license fees                    25,760
                    Other                                    7,230
                                                       -----------
                                                         $ 219,740
                                                       ===========

NOTE  1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

Prepaid Expenses (Continued)

The prepaid legal fees were paid for through the issuance of 150,000 shares of the Company's common stock. The shares were valued at per share prices approximating recent private placement transactions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years.

Software Development Costs

Costs incurred internally in creating a computer software product are charged to research and development expense when incurred until technological feasibility has been established for the product. Research and development expense for the years ended December 31, 1999 and 1998 and for the period from the Company's inception through December 31, 1999 were $293,643, $287,840 and $650,098, respectively. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalization of software development costs cease when the product is available for general release to customers. Costs of maintenance and customer support are charged to expense when related revenue is recognized or when those costs are incurred, whichever occurs first. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product. Amortization expense related to capitalized software costs for the year ended December 31, 1999, was $7,600.

Excess of Costs Over Fair Value of Net Assets Acquired

Excess of costs over fair value of net assets acquired is amortized using the straight-line method over five years.

Unearned Revenue

Payments received from customers which relate to future periods are deferred and are recognized in the periods in which they are earned.

Revenue

The Company recognizes revenue on the sales of its products when shipped.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse (see Note 7).

NOTE  1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

Net Loss Per Share of Common Stock

The basic and diluted net loss per common share in the accompanying consolidated statements of operations are based upon the net loss divided by the weighted average number of shares outstanding during the periods presented. Diluted net loss per common share is the same as basic net loss per common share since the inclusion of all potentially dilutive common shares that would be issuable upon the exercise of outstanding stock options and the convertible promissory note would be anti-dilutive.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on cash. The Company believes that the concentration of credit risk related to its receivables is limited due to the number of parties the balances are due from.

Fair Value of Financial Instruments

At December 31, 1999, the fair values of cash, receivables, accounts payable and notes payable approximated their carrying values because of their short-term nature.

Continued Operations

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the year ended December 31, 1999 and 1998, the Company incurred losses of approximately $3,100,000 and $1,518,000, respectively, and had a deficiency in working capital of approximately $1,900,000 at December 31, 1999. These factors, among others, may indicate the Company will be unable to continue as a going concern for a reasonable period of time. The accompanying consolidated financial statements do not include any adjustments relating to the outcome of this uncertainty.

Liquidity and Plan of Operations

At December 31, 1999, the Company had cash of approximately $19,000 and a deficiency in working capital of $1,900,000.

The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in new and rapidly evolving markets such as Smart

NOTE  1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

Liquidity and Plan of Operations (Continued)

card products and services. These risks include the failure to develop and extend the Company's products and services, the rejection of such services by Smart card customers, vendors and/or advertisers, the inability of the Company to maintain and increase its customer base, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. The Company's primary source of liquidity has been through the private placement of equity and debt securities. The Company is presently exploring possibilities with respect to raising working capital through additional equity and/or debt financings in the near future. However, there can be no assurance that the Company will be successful in achieving profitable operations or acquiring additional capital or that such capital, if available, will be on terms and conditions favorable to the Company. Based upon its current business plan, the Company believes that it will generate sufficient cash flow through operations and external sources of capital to continue to meet its obligations in a timely manner. If anticipated financing transactions and operating results are not achieved, management has the intent and believes that it has the ability to delay or reduce expenditures so as not to require additional financial resources, if such resources were not available on terms acceptable to the Company.

Reclassifications

Certain amounts in the December 31, 1998 financial statements have been reclassified to conform with the December 31, 1999 presentation.

NOTE  2 - NOTES RECEIVABLE - RELATED PARTY

Notes receivable - related party consists of the following at December 31, 1999:

Unsecured 6% promissory notes from employee/stockholder, all
principal and interest due at maturity, maturing December 2000.       $ 11,000

Unsecured 6% promissory note receivable from officer, all
principal and interest due at maturity, maturing December 2000.          1,500

Unsecured 6% promissory notes receivable from officer, all
principal and interest due at maturity, maturing December 2000.          2,500

Unsecured 6% promissory note receivable from employee/stockholder, monthly interest payments of $50 beginning in March 2000, with all
remaining principal and interest due December 2000.                      8,200

Unsecured 6% promissory note receivable from employee/stockholder, monthly principal and interest payments of $400 beginning in
February 2000, with all remaining principal and interest due
March 2001.                                                              5,000

Unsecured 6% promissory note receivable, principal and interest
due October 2000.                                                        3,400
                                                                      ----------
                                                                        31,600
Less current portion                                                   (26,600)
                                                                      ----------

      Total notes receivable - related party                          $  5,000
                                                                      ==========

NOTE  3 - ADVANCES RECEIVABLE - RELATED PARTY

During 1998, the Company advanced an officer of the Company approximately $4,000. This balance remains unpaid at December 31, 1999.

In 1999, the Company advanced a related entity approximately $40,000. This balance remains unpaid at December 31, 1999.

NOTE  4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 1999, consists of the following:

                  Computer equipment                      $196,187
                  Software                                  60,350
                  Furniture and equipment                  147,617
                                                         -----------
                                                           404,154
                  Less accumulated depreciation           (137,081)
                                                         -----------
                        Property and equipment, net       $267,073
                                                         ===========

NOTE  5 - NOTES PAYABLE

During 1999, the Company issued notes payable to third parties in the aggregate amount of $1,152,326, bearing interest at 12%. The notes had terms of four to five months and matured in 1999. The maturity dates of approximately $997,000 of the notes were subsequently extended to January 31, 2000, upon which time they were in default. The entire aggregate amount of these notes was outstanding at December 31, 1999.

Notes payable at December 31, 1999, consists of the following:

Unsecured debentures, interest at 12% payable quarterly,
maturing in 1999, approximately $997,000, extended to
January 31, 2000.                                                   $1,152,326

Unsecured notes payable, interest at 12% per annum, principal
and interest due in January 2000.                                      250,000

Note payable to financial institution, interest due in monthly installments at prime plus 1%, guaranteed by certain stockholders
and officers, collateralized by all assets of the                      150,000
Company, matured in October 1999.

Unsecured notes payable, matured in September and October 1999,
default interest at 10.75% per annum.                                  100,000

Note payable to financial institution, interest due in monthly installments at prime plus 1%, guaranteed by certain stockholders
and officers, collateralized by all assets of the                      100,000
Company, matured in August 1999.

Note payable to financial institution, interest due in monthly installments at prime plus 1%, guaranteed by certain stockholders
and officers, collateralized by all assets of the                       50,000
Company, matured in February 1999.

Note payable to financial institution, interest due in monthly installments at prime plus 1%, guaranteed by certain stockholders and officers, collateralized by all assets of the Company,
matured in September 1999.                                              50,000

Unsecured notes payable, interest at 10% payable monthly,
matured in September 1999.                                          $    6,723
                                                                    ------------

                                                                     1,859,049
Less current portion                                                (1,859,049)
                                                                    ------------

      Total notes payable - long term                               $       -
                                                                    ============

Notes payable - related party at December 31, 1999, consists of the following:

Unsecured notes payable to former board member and  stockholder, interest at 8% per annum, principal and interest due in
December 2000.                                                      $   37,300

Unsecured note payable to officer, interest at 10% per annum,
principal and interest due in December 2000.                            12,958

Unsecured, noninterest-bearing promissory note payable to
former board member, no specified maturity date.                        10,000

Unsecured notes payable, interest at 6% per annum, principal
and interest matured in November 1998.                                  10,000

Unsecured note payable, interest at 6% per annum, principal and
interest matured in January 1999.                                        5,000
                                                                    ------------

      Total notes payable - related party                               75,258
Less current portion                                                   (75,258)
                                                                    ------------
      Total notes payable - related party - long term               $       -
                                                                    ============

Cash paid for interest during 1999 and 1998 was approximately $46,000 and $21,000, respectively.

NOTE  6 - STOCKHOLDERS' EQUITY

Private Placements

During the year ended December 31, 1999, the Company issued 474,879 shares of its common stock in private placements at per share prices ranging from $0.88 to $3.50. The Company received $1,141,504 in net proceeds from these private placements.

Other Issuances of Common Stock

During the year ended December 31, 1999, the Company issued 424,135 shares of its common stock as payment for various consulting services related to legal, finance and merger related services. The shares issued were valued at per share prices approximating recent private placement transactions.

During the year ended December 31, 1999, the Company issued 419,461 shares of its common stock in satisfaction of certain notes payable and related interest charges.

Purchase of Minority Interest

During the year ended December 31, 1999, the Company acquired an additional
16% ownership interest in Conduit Healthcare Solutions, Inc. by issuing 40,000 shares of the Company's common stock to the former minority interest. The shares issued were valued at per share prices approximating recent private placement transactions.

Authorized Shares

In August 1999, the stockholders of the Company approved the increase in the number of authorized shares of stock from 5,000,000 to 6,000,000.

Stock Options

Activity related to the Company's stock options during the years ended December 31, 1999, was as follows:

                                                     Outstanding Options
                                                 -----------------------------
                                                                  Weighted
                                                   Number of       Average
                                                    Shares        Exercise
                                                                    Price
                                                 -------------- --------------

            December 31, 1997                        622,472         $  .87
            Grants                                   172,000         $ 1.21
            Exercises                               (367,390)        $(1.00)
            Cancellations                             -              $   -
                                                 --------------

            December 31, 1998                        427,082         $ 1.08
            Grants                                 1,098,546         $ 1.42
            Exercises                                (64,075)        $ 0.26
            Cancellations                            (26,603)        $ 1.15
                                                 --------------

            December 31, 1999                      1,434,950         $ 1.33
                                                 ==============

            Options Exercisable at
              December 31 1999                     1,154,950         $ 1.41
                                                 ==============

The range of exercise prices for options outstanding at December 31, 1999 was $0.25 to $1.75. The following table summarizes information about options outstanding at December 31, 1999:

                                               Outstanding Options
                                    -------------------------------------------
                                                   Weighted
                                                    Average
                                                  Contractual      Weighted
            Range of Exercise        Number of     Life (in        Average
            Prices                     Shares        years)     Exercise Price
            ----------------------  --------------------------- ---------------
                $0.25                   86,174         1.5           $0.25
                $1.00                  631,230         3.0           $1.00
                $1.75                  717,546         3.1           $1.75
                                    -------------
                                     1,434,950         3.0           $1.33
                                    =============
                                               Exercisable Options
                                    -------------------------------------------
                                                                   Weighted
            Range of Exercise                      Number of       Average
            Prices                                  Shares      Exercise Price
            ----------------------               -------------- ---------------
                $0.25                                  86,174        $0.25
                $1.00                                 351,230        $1.00
                $1.75                                 717,546        $1.75
                                                 --------------
                                                    1,154,950        $1.41
                                                 ==============

SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) establishes financial accounting and reporting standards for stock-based employee compensation plans. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new fair value accounting rules are required to disclose net income and earnings per share under the new method on a pro forma basis. The Company accounts for its options and warrants according to APB No. 25 and follows the disclosure provisions of SFAS 123. Accordingly, if options or warrants are granted to employees or others for services and other consideration with an exercise price below the fair market value on the date of the grant, the difference between the exercise price and the fair market value is charged to operations. The fair value of the options granted during the fiscal year ended December 31, 1999, reported below, has been estimated at the dates of grant using the Black-Scholes option-pricing model with the following assumptions:

                  Expected life (in years)                   3.7
                  Risk-free interest rate                    8.0%
                  Volatility                                 340%
                  Dividend yield                             0.0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                   Pro forma net loss                  $ (4,983,000)
                   Pro forma loss per share              $(1.16)

The effects on pro forma disclosures of applying SFAS 123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE  7 - INCOME TAXES

The difference between the Company's effective income tax rate and the federal statutory rate at December 31, 1999 and 1998, is reconciled below:

                                                       December 31,
                                                   ---------------------
                                                     1999        1998
                                                   ---------   ---------
                  Federal (benefit) expected        (34.0)%     (34.0)%
                  State taxes (net of Federal        (3.6)       (5.0)
                  Benefit)
                  Increase in valuation              37.6        39.0
                  allowance
                                                   ---------   ---------
                                                      0.0%        0.0%
                                                   =========   =========

Significant components of the Company's deferred tax assets and liabilities at December 31, 1999, are approximately as follows:

                   Deferred tax assets                $  102,000
                   Net operating losses                1,849,000
                                                      ------------
                         Gross deferred tax assets     1,951,000
                   Less valuation allowance           (1,951,000)
                                                      ------------
                         Deferred tax assets          $       -
                                                      ============

There were no deferred tax liabilities as of December 31, 1999.

As of December 31, 1999, the Company had a net operating loss carryforward of approximately $4.9 million available to offset future taxable income. The net operating loss carryforward expires through the year 2019. Under U.S. federal tax laws, certain changes in ownership of a company may cause a limitation on future utilization of these loss carryforwards.

The Company has established a valuation allowance to fully offset all deferred tax assets and carryforwards, as their future realization is uncertain.

NOTE  8 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space under noncancelable operating lease agreements, which expire through April 2005.

Future minimum rental payments required under these leases are approximately as follows:

                 Year Ending
                 December 31,                                     Amount
                --------------                                 ------------
                    2000                                       $  188,000
                    2001                                          247,000
                    2002                                          232,000
                    2003                                          235,000
                    2004                                          242,000
                 Thereafter                                        61,000
                                                               ------------

                              Total future minimum rental
                              payments                         $ 1,205,000
                                                               ============

Total rent expense incurred under these leases approximated $73,000 and $50,000 for the years ended December 31, 1999 and 1998, respectively.

Employment Agreements

The Company has entered into employment agreements with three officers, which provide for future annual base salaries aggregating approximately $396,000 and $444,000 for the years ended December 31, 2000 and 2001, respectively. The agreements also provide for the issuance of an aggregate of 280,000 $1.00 options upon the execution of the agreements and for the potential issuance of up to 1,800,000 additional $1.00 options, if certain market capitalization and revenue targets are met. In addition, the officers are each entitled to receive a quarterly cash bonus equal to 2% of the Company's gross margin, which is defined as gross revenues less cost of goods sold, including third party costs.

Chinese Joint Venture

In November 1999, the Company entered into a joint venture agreement with Top Group, (TOP) a Chinese corporation registered in Chengdu, P.R. China. The Company's interest in the joint venture will be held by a wholly owned subsidiary to be named Leapfrog China, Inc. In accordance with the "Law of the People's Republic of China Joint Venture Using Chinese and Foreign Investment" and other relevant laws and regulations, both parties of the joint venture have agreed to set up a separate company called Leap-TOP Limited Liability Company (Joint Venture Company). Per the agreement, TOP will contribute $100,000 to Joint Venture Company for a 20% interest therein and Leapfrog China, Inc. will contribute $400,000 to Joint Venture Company for an 80% interest therein. Leapfrog China, Inc.'s contribution will be in the form of $225,000 in cash and $175,000 in the form of intangible assets, including exclusive and non-exclusive license rights to use, produce, adapt, market, sell and distribute the Company's products, technology, know-how and processes. The purpose of Joint Venture Company is to adapt the Company's products for application to suitable governmental and private sector markets in Mainland People's Republic of China, Hong Kong, Macau, Taiwan, Singapore and elsewhere in the Chinese-speaking portions of the Asia-Pacific Region. Leapfrog China, Inc. will be responsible for all approved costs associated with the registration and protection of the intellectual property and related technology rights, as well as certain other costs.

TOP will be paid 20% - 50% of gross margins (as defined) from Joint Venture Company sales and will be reimbursed for specified costs. Leapfrog China, Inc. will be paid the balance of available revenues. The term of the joint venture is for a period of ten years, commencing on the date Joint Venture Company receives its business license.

As of December 31, 1999, the joint venture operations had not yet commenced.

Guaranty

In July 1999, the Company guaranteed up to a $150,000 of a $200,000 promissory note of three of its officers and/or stockholders (the Group). The balance due on this note as of December 31, 1999 is $150,000 and is due September 2000. The Group has pledged 200,000 shares of Company's common stock owned by the Group as collateral for the promissory note. Due to the absence of any market for this guaranty and the related-party nature, management believes that the fair value of this guaranty would not be material and the estimation thereof would not be practicable.

Consulting Agreement with Related Party

In April 1999, the Company entered into a two year marketing consulting agreement with a member of the Company's board of directors. The agreement provides for the Company to compensate the consultant as follows: $4,000 per month, 240,000 stock options upon ratification of the agreement by the board of directors and up to 260,000 additional stock options if certain revenue targets are achieved by the Company. The exercise price for all options shall be at a per share price of $3.50. The term of the options shall be ten years from the grant date. Past due consulting fees may be converted into the Company's common stock at the conversion rate of $2.50 per share. No options have been issued under this agreement. Expenses incurred under this agreement during the year ended December 31, 1999 approximated $43,000, of which approximately $11,500 was paid to the consultant and an additional $22,000 was paid through the issuance of 8,800 shares of the Company's common stock. As of December 31, 1999, approximately $13,000 is due to the related party.

NOTE  9 - SUBSEQUENT EVENTS

Merger

Effective February 18, 2000, Albara Corporation (Albara) acquired, through its wholly owned subsidiary Leapfrog Merger, Inc., 100% of the outstanding common stock of the Company in exchange for 5,350,049 shares of Albara common stock. Additionally, the outstanding stock options of the Company were converted, on a pro rata basis, into 2,434,950 Albara stock options. Prior to the merger, Albara was considered to be a publicly held shell company with no revenues and insignificant expenses, assets and liabilities. Upon completion of the merger, the original shareholders of Albara held 610,946 shares of its common stock. As a result of the exchange, the former stockholders of the Company gained control of Albara. For accounting purposes, the acquisition has been accounted for as a recapitalization of the Company with the Company being treated as the acquiring entity (reverse acquisition) with no goodwill recorded. In connection with the merger, Albara changed its name to Leapfrog Smart Products, Inc. In January 2000 Albara increased its authorized shares of no par value common stock to 30,000,000 and increased its authorized shares of no par value preferred stock to 10,000,000.

Convertible Preferred Stock

Subsequent to the merger, the Company issued 125,000 shares of Series A Convertible Preferred Stock and received proceeds of $500,000. The holders of the Series A Preferred Shares are entitled to cumulative dividends at the rate of 6% per annum. Each share of Series A Convertible Preferred Stock is convertible into one share of common stock at the election of the holder thereof. The Company may require mandatory conversion of all, but not less than all, of the Series A Preferred Shares on or after the first anniversary of the initial sale if certain stock trading prices are attained or if there is a reorganization of the Company involving an exchange of its common stock for shares of a United States domiciled corporation the shares of which are traded on a national exchange or on the NASDAQ National Market System. Additional issuances of the preferred stock, under substantially identical terms and conditions of the aforementioned shares, may be sold until Series A Convertible Preferred Stock having an aggregate purchase price of $6,000,000 have been sold, provided that all such sales are held prior to May 2, 2000. For as long as at least 50% of the Series A Convertible Preferred Shares are outstanding, the holders thereof may elect one board member to the Company's board of directors.

Sale of Common Stock

In January, February and March 2000, the Company issued an aggregate of 212,000 shares of its common stock and received proceeds of $842,000.

Issuance of Debentures

In January 2000, the Company issued an aggregate of $550,000 of 8% - 12% debenture notes. The Company also issued an aggregate of 75,000 shares of its common stock to the debenture holders as incentive to enter into the agreements.

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                               TABLE OF CONTENTS

Prospectus Summary
 .........................................................................
Risk Factors.............................................................
     Year 2000 Problems May Have an Adverse Effect Competition
     Potential Fluctuations in Quarterly Operating Results
     Limited Operating History
     Dependence on Third-Party Suppliers
     Patents, Trademarks and Proprietary Information
     Rapid Technological Changes
     Expansion
     Government Regulation
     Dependence on Key Personnel
     Control by Principal Shareholders, Officers and Directors
     Issuance of Preferred Stock
     Trading Market; Volatility of Stock Price
     Possible Need for Additional Financing
     Indemnification of Officers and Directors
     Dependence Upon Outside Advisors
     Rule 144 Sales

Use of Proceeds..........................................................
Dilution ................................................................
Dividend Policy ,........................................................
Business ................................................................
Management's Discussion and Analysis of Financial Condition and
  Results of Operations .................................................
Management ..............................................................
Certain Transactions ....................................................
Principal Shareholders ..................................................
Description of Capital Stock ............................................
Plan of Distribution ....................................................
Agreements ..............................................................
Investor Relations Arrangements..........................................
Legal Matters ...........................................................
Experts .................................................................
Additional Information ..................................................
Financial Statements ....................................................F-1
                                                                         thru
                                                                         F-21

                         -------------------------------

  UNTIL ____________________, 2000 (45 DAYS AFTER THE DATE OF THIS PROSPECTUS)
    ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF COMMON STOCK OFFERED
               HEREUNDER MAY BE REQUIRED TO DELIVER A PROSPECTUS.


     =====================================================================
     =====================================================================



                         LEAPFROG SMART PRODUCTS, INC.


                       ---------------------------------

                               2,909,625 SHARES

                       ---------------------------------



                                 COMMON STOCK


                       --------------------------------

                                  PROSPECTUS

                       --------------------------------

                                June ___, 2000

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Model Business Corporation Act of the State of Colorado ("CMBCA") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

The CMBCA provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

The CMBCA provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

The Company's Articles of Incorporation (incorporated by reference herein) provides for indemnification of directors, officers and other persons as follows:

To the fullest extent permitted by the CMBCA as the same now exists or may hereafter be amended, the Corporation shall indemnify, and advance expenses to, its directors and officers and any person who is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Corporation, by action of its board of directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the board of directors in its sole and absolute discretion.

The indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability.

The indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such officer or director. The indemnification and advancement of expenses that may have been provided to an employee or agent of the Corporation by action of the board of directors, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person, after the time such person has ceased to be an employee or agent of the Corporation, only on such terms and conditions and to the extent determined by the board of directors in its sole discretion.

The Company's By-Laws (incorporated by reference herein) provides that:

Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the CMBCA, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide before such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in the section "Right of Indemnitees to Bring Suit" with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation.

Right to Advancement of Expenses. The right to indemnification conferred in the section "Right to Indemnification" of this Article shall include the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the CMBCA requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred in this section and the section "Right to Indemnification" of this Article shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. Any repeal or modification of any of the provisions of this Article shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification.

Right of Indemnitees to Bring Suit. If a claim under the section "Right to Indemnification" or "Right to Advancement of Expenses" of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty
(20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. In (1) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (2) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the CMBCA. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the CMBCA, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Articles of Incorporation as amended from time to time, these By-Laws, any agreement, any vote of stockholders or disinterested directors or otherwise.

Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the CMBCA.

Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

The directors and officers of the Company are covered by a policy of liability insurance.


ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the sale of the Shares are estimated as follows:


Securities and Exchange Commission registration fee...............$
Legal fees and expenses...........................................
Accounting fees and expenses......................................
Miscellaneous.....................................................



TOTAL.............................................................$



ITEM 3.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form SB-1 under the Securities Act of 1933, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

(5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

A Plan and Agreement of Merger (the "Agreement") was executed on October 25, 1999, by and among ALBARA, LEAPFROG Merger, Inc., LEAPFROG and Real
Provencher, who joined in the execution of the Agreement for the purpose of making certain covenants regarding the transaction contemplated therein.
ALBARA is a corporation duly organized and validly existing under the laws of the state of Colorado, with its registered office at 1560 Broadway, Denver, Colorado 80202, its principal executive office at 610 South Frazier, Conroe, Texas 77301, and its phone number is (409) 441-2650; LEAPFROG Merger, Inc. ("Albara Subsidiary" or the "Merger Surviving Corporation") is a wholly owned subsidiary of ALBARA duly organized and validly existing under the laws of the State of Florida, with its registered office located in the city of Orlando, County of Orange, State of Florida, and its principal executive office at 101 Maitland Center Commons, Maitland, FL 32751; LEAPFROG is a corporation duly organized and validly existing under the laws of the state of Florida, with its registered office located in the city of Orlando, County of Orange, State of Florida, and its principal executive office at 101 Maitland Center Commons, Maitland, FL 32751, and its phone number is (407) 838-0400; and Real
Provencher is the President of ALBARA.

The respective boards of directors of ALBARA, Albara Subsidiary and LEAPFROG deemed it desirable and in the best interests of their respective corporations, for ALBARA to acquire the outstanding capital stock of LEAPFROG by merging LEAPFROG into Albara Subsidiary in exchange for the issuance of shares of the common stock of ALBARA and have proposed, declared advisable and approved such merger (the "LEAPFROG Merger") pursuant to this Agreement, which Agreement has been duly approved by resolutions of the respective boards of directors of ALBARA, Albara Subsidiary and LEAPFROG. This Agreement requires that a shareholders' meeting be called by ALBARA for the purposes of approving the LEAPFROG Merger prior to closing.

The number of shares voted for the Plan of Merger was, with respect to each corporation, sufficient for approval.

CONVERSION OF SHARES IN THE MERGER

On the Effective Date, by virtue of the LEAPFROG Merger each share of LEAPFROG Common Stock and each LEAPFROG option to purchase LEAPFROG Common Stock issued and outstanding immediately prior to the Effective Date shall be converted into the right to receive from ALBARA the following consideration (in the aggregate, the "LEAPFROG Consideration"):

(i)  Issuance of Shares and Options in connection with the LEAPFROG Merger.
     The aggregate number of ALBARA Shares of common stock to be issued or reserved for issuance in connection with the LEAPFROG merger shall be Seven Million Seven Hundred Seventy-Five Thousand Nine Hundred Ninety-Nine (7,775,999). As soon as practicable after the LEAPFROG Merger becomes effective, ALBARA shall cause its transfer agent (the "Transfer Agent") to issue to the shareholders of LEAPFROG, on a pro rata basis, an aggregate of Five Million Three Hundred Fifty Thousand, Forty-Nine (5,350,049) Shares of ALBARA common stock in exchange for all the existing shares of LEAPFROG stock. Additionally, on the Effective Date, ALBARA shall issue option agreements to the option holders of LEAPFROG, on a pro rata basis, and reserve Shares of ALBARA common stock as a result of those option agreements totaling Two Million Four Hundred Thirty-Four Thousand Nine Hundred Fifty (2,434,950). In addition, on the Effective Date, ALBARA shall reserve Twenty-Five Thousand (25,000) shares of ALBARA common stock for possible issuance in connection with an existing LEAPFROG Convertible Debt security. The calculation of pro rata distributions for the purposes of this section shall be made by dividing the aggregate number of ALBARA Shares of common stock to be issued or reserved for issuance in connection with the LEAPFROG merger by the aggregate number of LEAPFROG Shares of common stock issued or reserved as a result of options, warrants, convertible securities or other commitments. No other issuance of securities is required to effect the LEAPFROG Merger.

(ii) Fractional Interests.   No fractional shares of common stock of ALBARA
     or certificate or scrip representing the same shall be issued. In lieu thereof each holder of LEAPFROG Shares or LEAPFROG Options having a fractional interest arising upon such conversion will be rounded up into one full additional share of ALBARA common stock;

(iii)Status of Common Stock. All Shares of common stock of ALBARA into which LEAPFROG Shares are converted as herein provided shall be fully paid and non-assessable and shall be issued in full satisfaction of all rights pertaining to such Shares;


ITEM 5.  EXHIBITS.

                              INDEX TO EXHIBITS

         (a)  EXHIBITS

The following documents are filed herewith or have been included as exhibits to previous filings with the Commission and are incorporated herein by this reference:


         Exhibit No.        Exhibit
         -----------        -------

###      2.1                Agreement and Plan of Merger

##       3(a)               Articles of Incorporation

##       3(b)               Bylaws

#        4(a)               Agreements Defining Certain Rights of Shareholders

#        4(b)               Specimen Stock Certificate

x        5(a)               Opinion re Legality of Securities Issued

#        10(a)              Pre-incorporation Consultation and Subscription
                            Agreement

##       10.1               Consultation Services Agreement

##       10.2               Legal Services Engagement Agreement

###      10.3               Bleed-Out Agreement

###      10.4               Consulting Agreement

###      10.5               Warrant Agreement

###      10.6               Registration Rights Agreement

xx       10.7               Representation Agreement

####     16                 Letter on Change in Certifying Accountant

#        21                 Subsidiaries of the Registrant

x        23(a)              Consent-Legal

x        23(b)              Consent-Auditor

xx       27                 Financial Data Schedule

x        99.1               Safe Harbor Compliance Statement

-----------------------------

x        filed herewith

xx previosuly filed with the Company's Annual Report on Form 10-KSB on April 17, 2000

#        previously filed with the Company's Definitive Information Statement on
         Schedule 14C on January 18, 2000.

## previously filed with the Company's Registration Statement on Form S-8 on February 29, 2000

###      previously filed with the Company's Form 8-K dated March 8, 2000

####     previously filed with the Company's Form 8-K dated March 17, 2000


    (b)  REPORTS ON FORM 8-K

The Company filed the following reports on Form 8-K during the last quarter of the 1999 fiscal year:

         Current Report on Form 8-K dated March 8, 2000, reporting a change in control of the registrant, pursuant to a merger transaction, in Item 1, and other information regarding the merger transaction in Item 5. Financial statements were filed in Item 7.

         Current Report on Form 8-K dated March 17, 2000, reporting a change in the registrant's certifying account in Item 4. No financial statements were filed.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                         LEAPFROG SMART PRODUCTS, INC.

                         /s/Randolph Tucker

DATE: June 6, 2000       By:     RANDOLPH TUCKER
                         Name:
                         Title:     CEO

                         POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Randolph Tucker, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for then and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                      TITLE                         DATE
-------------------------      -----------------------       -------------

Signature                      Title                         Date

/s/ Randolph Tucker            Chief Executive Officer       June 6, 2000
-------------------------       & Director
Randolph Tucker

/s/ James Gornto               Chief Financial Officer       June 6, 2000
-------------------------       & Secretary
James Gornto

/s/ James Grebey               Chief Technical Officer       June 6, 2000
-------------------------       & Director
James Grebey

/s/ Dale Grogan                President                     June 6, 2000
-------------------------       & Director
Dale Grogan

/s/ Bruce Starling             Chairman                      June 6, 2000
-------------------------       & Director
Bruce Starling
